U. S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              FORM 10-SB/A
                            (Amendment No. 5)

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
ISSUERS UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT
OF 1934.

                             EVERLERT, INC.
            (Name of Small Business Issuer in its charter)


          Nevada                                    91-1886117
(State or other jurisdiction of          (I.R.S. Employer Identification No.)
 incorporation or organization)

1201 East Warner Avenue, Santa Ana, California                 92705
 (Address of principal executive offices)                    (Zip Code)

           Issuer's telephone number:  (714) 966-0710

Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class                 Name of each exchange on which
     to be so registered                 each class is to be registered

           None
           None

Securities to be registered pursuant to Section 12(g) of the Act:

                               Common Stock
                            (Title of Class)

                                   None
                             (Title of Class)

PART I.

ITEM 1.  DESCRIPTION OF BUSINESS.

Business Development.

Everlert, Inc., a Nevada corporation ("Company"), was originally incorporated on February 3, 1998, and has adopted a December 31 year-end. At December 31, 2000 and currently, the Company is a development stage company, since it has not commenced its planned principal operations. The amount of accumulated deficit from inception (February 3, 1998) through June 30, 2001 is $2,309,153.

On April 1, 1999, the Company entered into an agreement to purchase certain smoke and heat detector technology from Safe at Home Products, Inc., a California corporation, in exchange for 12,000,000 shares of the Company's common stock; this technology was owned by NuCo, Inc., a Nevada corporation and subsidiary of Safe at Home. In return, the Company received all of the issued and outstanding common stock of NuCo, Inc. (see Exhibit 2 to this Form 10-SB). The acquisition of this technology has been accounted for at the historical cost in a manner similar to a pooling of interests and no goodwill was recorded (there was no independent appraisal done in connection with this transaction). Acquired technology is amortized over 3 years, and is calculated as follows:

Acquired technology                        $408,528
Less:  accumulated amortization             306,303

Acquired technology, net                   $102,225

In connection with this agreement, Safe at Home and NuCo entered into a Technology Transfer Agreement, dated April 1, 1999 (see Exhibit 10.3 to this Form 10-SB). The closing per share price of the Company's common stock on this date was $3.19. The Company determined that the approximate $0.03 per share for these shares issued was adequate consideration for this acquisition, taking into account the following factors: (a) the restricted nature of this stock; (b) the lack of liquidity of the Company's common stock; and (c) and its current status as trading on the Pink Sheets LLC.

Originally, Safe at Home, a development company in the business of developing a series of products for home safety, licensed the voice record playback smoke detector technology to the Company. Under this agreement, the Company was to pay a down payment on royalties approximately six months after the license agreement was signed, the money was to come from the proceeds of a Rule 504 offering. When this offering failed to produce the cash, the Company could not meet the down payment terms and was in a default position on the terms of the licensing agreement. Safe at Home determined that it would make better business sense to find a way to let the Company proceed on its course to develop and market the smoke alarm. Acting upon the advice of legal and tax consultants, it was decided that Safe at Home should form a wholly owned company, NuCo, and transfer the smoke detector rights and technology into this company in exchange for its stock. Next, an agreement was arrived at whereby Safe at Home would exchange the NuCo stock for shares of the Company's common stock in a tax free transaction. Upon completion of these transactions, the Company holds the rights to the technology and the NuCo stock, and Safe at Home holds Company common stock. As disclosed under Certain Relationships and Related Transactions, this transaction between Safe At Home, NuCo, and the Company was between affiliated parties. This has been treated as an acquisition of technology rather than a subsidiary due to the substance of the transaction.

Business of the Company.

(a)  Smoke Detector Marketplace.

The U.S. market for smoke detectors has grown significantly over the last twenty years with growth fueled by a combination of increased public awareness of the value of smoke detectors and by state and local governments enacting legislation requiring the installation of smoke detectors and in some cases an increased number of smoke detectors per residence. The market for residential smoke detectors developed in the 1970s based on the effectiveness of smoke detectors as an early warning in the event of fire. During this period, state and local governments enacted building codes requiring the installation of residential smoke detectors. In 1978, the National Fire Protection Association ("NFPA") recommended that a smoke detector be installed on every level of a residence. In June of 1992, NFPA released results of a ten year study (1981-1990) which indicated that the death rate for individuals in a fire decreased by 42% in those areas where a smoke detector was present.

The trend to increasingly stringent smoke detector requirements is continuing as more governmental entities adopt legislation and as legislation increasingly covers existing as well as new homes and mandates more smoke detectors per residence. Moreover, regional building associations which publish model codes for new and existing homes such as the Uniform Building Code, the national Building Code and the One and Two Family Dwelling Code, have enacted guidelines generally recommending that smoke detectors be installed in or near every sleeping room and/or on every level.

(b)  Product Overview.

Smoke detectors have become fixtures in many homes. Building codes in the United States require that all new housing construction install at least one smoke detector per dwelling. Most homeowner's insurance policies also require that a smoke detector be installed. As a result, a large market has developed for these life saving devices.

The Company's principal business objective is to develop, manufacture and market smoke and heat detectors and related products for residential and commercial fire safety. The Company has developed two smoke and heat detector products for residential or commercial application consisting of four models - two for each product. The first smoke detector product is portable decorative and will be targeted initially for the Christmas season market. This design features one model that detects the presence of abnormally high heat and/or smoke in the vicinity of a Christmas tree, fireplace or other fire hazard. When either heat or smoke is detected, an audio alarm notifies the resident of impending danger. The less costly version detects heat only, as opposed to the more costly model which detects heat and smoke. Both models are encased in attractive plastic ornamental metallized cases and operate on a single 9VDC battery. The Company's portable smoke detectors are ideal for travelers, especially those who travel outside the United States, where such precautionary devices may not be required by the local authorities.

The second smoke detector product, consisting of two models, is designed to replace or supplement existing home smoke detectors. Both models utilize a photo electric smoke recognition design - as opposed to some detectors on the market that incorporate a radioactive element to perform the same function. Both models detect heat as well as the presence of smoke. The more sophisticated model has two alarms. The first is an ear-piercing 95 decibel screech. The second is an 85 decibel voice alarm. When the unit is activated, by smoke or heat, the alarms sound alternately. When a fire starts and smoke spreads throughout the house, it is sometimes difficult to determine where the fire originated and the most safe avenue of escape.

Upon installation, the homeowner records a message designating the room in which the detector is installed. For example, the factory records an alarm sound and the words "FIRE, FIRE, FIRE". The homeowner would finish that message by speaking into the detector the message that says "FIRE IN THE DEN EXIT FRONT DOOR". The entire message is repeated until the hazardous condition no longer exists. In a residence with multiple Company smoke detectors the audio record and playback feature allows the homeowner to
distinguish which detector in his home has alarmed.    Not only does this
model warn of impending danger but the detector informs the occupant as to where the fire was first detected but also provides an exit strategy. This model also has a pre-recorded message, by the factory, which says "LOW BATTERY" when this condition exists. The second photo-electric smoke detector has the same features as the top of the line model, except it does not have the record and playback function.

(c)  Product Development.

Activities to date have been limited primarily to organization, initial capitalization, finding and securing an experienced management team and board of directors, the development of a business plan and commencing with initial operational plans. The Company, however, has yet to establish a base of operations and must be considered a start-up company with no current established source of revenues until operations commence.

There have been delays in bringing the products to market, for the following reasons:

lack of funding sources for the Company;

finish final tooling and assembly of the products (which must await further funding of approximately $450,000; this can occur within 60 days from receiving this funding); and

submission of the products for Underwriters Laboratories for testing (which must await further funding of approximately $30,000; this testing can be completed within 90 days from submission); a similar procedure in the European Union would require approximately $40,000 and take upwards of four months to complete.

The overriding reason for the delays in implementing the above outlined steps is the lack of funding available to the Company, the first bullet above, which is turn causes other delays in bringing the products to market, as set forth in the second and third bullets. This lack of funding has been primarily due to the continued trading of the Company's common stock on the Pink Sheets LLC since November 1999. Once the Company's common stock is again trading on the Over the Counter Bulletin Board, them the Company is hopeful that it will be able to secure the necessary funding to proceed; however, there is no guarantee that this will occur.

The Company's products are not currently protected by any patents since the Company has not had the available funds to file such an application; it is the intent of the Company to do so in the future (see Risk Factors - No Assurance of Protection of Proprietary Rights). In addition there are no license agreements that the Company needs to obtain before it will be able to market its products. There are no design obstacles to be overcome before the Company is ready to commercialize its products.

Management of the Company believes that its products will compete with existing smoke detectors in that its products are more advanced than existing detectors for the following reasons:

Unique design of the case and smoke chamber, which allows the use of blocking light approach to smoke detection rather than scattered light approach used in other detectors (blocking light always sees the source of light, whereas scattered light only sees reflected light when smoke is present).

No use of the ionization method in the detector element, which requires the use of a radioactive substance (this has been replaced by the blocking light approach to detection).

Use of sound and voice alarm, as opposed to sound only in other devices; this voice can be pre-recorded with various types of messages.

Simultaneous heat detection, as opposed to smoke detection only in other detectors (the heat detection is accomplished by use of voltage variations through a diode; the proximity of the fire to the detector would dictate whether heat or smoke is first detected).

As concerns price, the Company intends to sell its top of the line detector for $29.95, when similar detectors made by other manufacturers, sell for $19.00 to $24.00, with fewer features.

The Company does not have any established relationships with suppliers to acquire materials for production of its yet to be manufactured products. However, the Company, has sought suppliers over its website, as well as through other industry sources (such as manufacturing catalogs), and expects to establish relationships with suppliers to provide smoke and heat detector products. The Company has received quotes from suppliers for the components for its products; until further funding is received by the Company, it will not be able to sign any agreements with these suppliers.

The Company intends to outsource the manufacturing of printed circuit boards and plastic housing for the detectors, with the final assembly and testing to be done directly by the Company at its current offices. The Company has not specifically outsourced the manufacturing of printed circuit boards at this time, but has identified a number of companies which has accomplish this though purchase orders.

Although the Company does not have any manufacturing experience, the principals of the Company have significant manufacturing experience in the fields of commercial and aerospace. The Company will not need to obtain any license agreements before it is able to market its products.

The Company has been, and is currently, attempting to reach potential customers through its website and word of mouth advertising. In the future, the Company also intends to reach prospective customers via retail and wholesale stores, strategic relationships and mail order catalogs (though no written agreements or purchase commitments have yet been obtained). The Company intends to sell its products through retail outlets such as Walmart, Kmart, Target, Sears, Home Depot, Builder's Square, Lowe's, and Ace Hardware, Presently, the Company has yet to begin these efforts, but plans to establish a base of operations by December 31, 2001. The Company believes that recent developments in technology, specifically the growth of the Internet as a means of communication, will increase the ability of the Company to reach more individuals and businesses. The Company has already completed it website development at www.everlert.com, although approximately $2,000 additional will need to be invested in technical aspects for acceptance of orders on this site. There are not expected to be any security authorization concerns with this website.

Planned advertising activities include retail trade magazines, mail order catalogs and possibly television commercials and infomercials. The use of these advertising media also have the advantage of educating the consumer for the need to install multiple smoke detectors, thus increasing home safety. The Company has, over the past two years, allowed potential customers of its products to evaluate such products.

As a summary of the above discussion, the following is an outline of the various steps that the Company will need to take in order to fulfill its business plan:

Obtain funding (including for the final tooling, assembly, and submission for testing to the Underwriters Laboratories and a similar procedure in the European Union) in the approximate amount of $1,000,000 over the next twelve months (see discussion under "Need for Additional Financing May Affect Operations"); the amounts noted on page 4 are only concerned with specific projects outlined on that page, whereas this amount concerns implementation of the Company's business plan, which includes all the steps set forth on this page.

Complete the final tooling, assembly, and submission for testing to the Underwriters Laboratories and a similar procedure in the European Union.

Locate and finalize arrangements with suppliers and manufacturers for constructing of the units.

Once approval is received from the testing agencies, then offer the units for sale to the public through various retail channels, and undertake an advertising and marketing plan.

Manufacturing will initially be accomplished in a facility of approximately 2,500 square feet. Suitable facilities have been identified and space will be secured when Company funding permits (the company will commence appropriate negotiations for this facility at that time; previous negotiations were terminated in early 2000 because of lack of funding). The facility will also accommodate general administration, marketing, sales, and engineering. Facility requirements are expected to be about 7,500 square feet by the fifth fiscal year.

(d)  International Market.

The Company also plans to enter the European smoke detector market.
Though Europe has a larger population, it has lagged behind the United States in recognizing the need for smoke detectors. However, changing governmental regulations and growing consumer awareness is expected to increase the demand for smoke detectors in Europe. The Company believes that in general the markets for residential smoke detectors outside the United States are in a much earlier stage of development than the United States market, and the level of development varies greatly from country to country.

In 1987, the well-publicized King's Cross London Underground Station fire stimulated consumer interest in residential fire safety products in the United Kingdom. In mid 1990, the United Kingdom became the first European Community country to adopt a residential smoke detector standard. In June 1992, building regulations in England and Wales enacted by the department of the Environment and the Welsh office became effective requiring the placement of smoke detectors on every level of new dwellings. The Company believes that the implementation of these regulations, along with educational advertising by the government, fire departments, insurance carriers and manufacturers in the wake of the King's Cross fire, were the primary reasons for the increase in the number of U.K. households with smoke detectors.

The Company believes that adoption of building standards, together with promotion of consumer awareness of fire safety and the value of smoke detectors, will serve to increase residential smoke detector usage throughout Europe. Since local political and cultural factors also affect the market acceptance of smoke detectors in these international markets, it is difficult to determine the extent or timing of their market acceptance.

(e)  General Discussion.

Policing unauthorized use of the Company's proprietary and other intellectual property rights could entail significant expense and could be difficult or impossible. In addition, there can be no assurance that third parties will not bring claims of copyright or trademark infringement against the Company or claim that certain of the Company's processes or features violates a patent. There can be no assurance that third parties will not claim that the Company has misappropriated their creative ideas or formats or otherwise infringed upon their proprietary rights. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, or require the Company to enter into costly royalty or licensing arrangements, to prevent further infringement which could have a material adverse effect on the Company's business, financial condition or operating results.

The only agency testing required for Company products is Underwriters Laboratories ("UL"), which is a private testing organization. The Company's products have not yet been submitted to UL for testing pending final tooling of the products (the Company must meet UL Standard 217). Once listing by UL is approved the Company is required to submit an application to the state fire marshal which recognizes UL testing and listing. Conversations with the California Fire Marshal's office indicate that this is a two-week process. Most other states reciprocate California Fire Marshal approval.

Foreign countries such as Canada and most European countries require submittal to the cognizant testing agency prior to initiating sales. As the market develops, the Company will submit products to meet testing criteria on a country by country basis. Many countries do not have any testing standards thus; products can be marketed without further testing. In many instances satisfaction of UL tests suffices and is recognized.

The Company's products are subject to the provisions of the Federal Consumer Product Safety Act ("FCPS Act") and the rules and regulations promulgated thereunder. The FCPS Act authorizes the Consumer Product Safety Commission ("CPSC") to protect the public against unreasonable risks of injury associated with consumer products. The CPSC can require the repurchase or recall by a manufacturer such as the Company of its products and can impose fines or other penalties in the event of violations of the FCPS Act. Similar laws exist in states and municipalities and in foreign countries in which the Company may market its products.

The Company will also be subject to various federal, state and foreign laws and regulations pertaining to the use of potentially dangerous materials, to the discharge of materials into the environment or otherwise relating to the protection of the environment, which may require the Company to allocate a portion of its operating budget for use in ensuring its full compliance with such regulations. The Company believes that it will be able to comply in all material respects with laws and regulations governing the fire safety industry, and that such laws will not have a material effect on its operations. However, various federal and state agencies may propose new legislation that may adversely affect the Company's business, financial condition and results of operations. The Company is not aware of any other federal, state or local environmental laws that would affect its operations.

The Company has incurred minimal research and development costs, although the Company believes that the long-term success of its business may require substantial research and development. The Company will seek to further develop its products internally through research and development or strategic partnerships, but if the Company can purchase or license products, services or technologies from third-parties at reasonable costs, it will do so in order to avoid the time and expense involved in developing such products, services or technologies. The Company is not currently in negotiations with any strategic partners.

As a start up company in the research and development phase the Company presently has three full time employees and no part time employees. The Company's employees are currently not represented by a collective bargaining agreement, and the Company believes that its relations with its employees are good. Management does anticipate changes in the number of employees over the next twelve months to approximately eleven total employees.

As of March 31, 2001, no sales revenues have been generated by the Company. The Company does not anticipate that its revenues will be dependent, however, on any one or even a few major customers once its revenues begin.

ITEM 2.  PLAN OF OPERATION.

Twelve Month Plan of Operation.

The operational period for the 41 months from February 3, 1998 through June 30, 2001, achieved two main goals for the Company: (a) formation of the organization to pursue the Company's business objective, and (b) obtain sufficient capital to commence initial operations. The Company is a developmental stage enterprise, and has not generated any revenues to date. The Company has devoted substantially all of its present efforts to developing its products to be manufactured and marketed and completing its reporting requirements with the Securities Act of 1934 and its commencement of trading on the Over-the-Counter Bulletin Board (the Company was delisted from this exchange as of November 18, 1999). In order to qualify for relisting on the Bulletin Board, the Company must comply with the new eligibility rules of this exchange, which require that all listed companies be reporting companies. Accordingly the Company filed its Form 10-SB Registration Statement with the Securities and Exchange Commission on November 18, 1999; the Company must clear comments on this Registration Statement to be eligible for relisting.

Realization of sales of the Company's products for the 12 months ending on December 31, 2001 is vital to its plan of operations. The Company believes that its initial revenues will be primarily dependent upon the its ability to cost-effectively and efficiently develop and market smoke and heat detectors. The Company designates as its priorities for the next twelve months of operations as developing and marketing its products to establish its operations by: (a) implementing and successfully executing its business and marketing strategy, including developing and marketing its products to establish its business in the home safety industry (this is presently on hold pending the receipt of further financing for the Company; costs are estimated to be approximately $500,000); (b) developing relationships with strategic partners (this must await further funding for the Company); (c) responding to competitive developments (the Company has already accomplished this by designing its detector products to offer features not found in competing models); and (d) attracting, retaining and motivating qualified personnel (this must await further funding for the Company).

Management of the Company believes that the need for additional capital going forward will be derived somewhat from earnings generated from the sale of its products. In such case, it is the intent of the Company to seek to raise additional capital via a private placement offering. The Company currently has a note receivable for common stock issuance at December 31, 2000 in the amount of $917,625. As of that date, management of the Company believes the collectibility of this receivable may be in doubt. Accordingly, an allowance for doubtful accounts was recorded in the financial statements for the full amount of the note receivable for common stock issuance.

As a result, management of the Company plans to advance funds to the Company on an as-needed basis although there is no definitive or legally binding arrangement to do so. The Company currently has no arrangements or commitments for accounts and accounts receivable financing. There can be no assurance that any such financing can be obtained or, if obtained that it will be on reasonable terms. The Company believes that its initial revenues will be primarily dependent upon the Company's ability to cost effectively and efficiently develop, manufacture and market smoke detectors and related home safety products.

The Company incurred significant operating expenses for the 41 months from February 3, 1998 through June 30, 2001 totaling $2,309,153.
Expenditures were primarily due to costs incurred for bad debt, amortization expenses, consulting fees, engineering, and general and administrative expenses. The Company's consulting expenses were incurred from its public listing process on the Over-the-Counter Bulletin Board. Due to the significant operating expenses, as well as interest expense in the amount of $87,947, the Company experienced a net loss of $2,309,153 for this 41 month period. The Company anticipated incurring this loss during the initial commencement of operations until such time that it will realize revenues from operations in the fiscal year 2001. As of June 30, 2001, the Company had no working capital and an accumulated deficit of $2,309,153.

The Company's ability to distribute, and generate awareness of, the Company's products must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new markets. There can be no assurance that the Company will be successful in establishing a base of operations, and the failure to do so could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

The Company has previously disclosed in filings with the SEC and on its website that is expected to generate revenues of a certain amount over the first five years of operations. However, based on the lack of funding available to the Company, it has been unable to proceed with its plan of business; therefore, the Company will not achieve the projected stream of revenue, as originally anticipated. As a result, all references to such revenues have been deleted from SEC filings and the Company website.

Risk Factors Connected with Plan of Operation.

(a) Limited Prior Operations, History of Operating Losses, and Accumulated Deficit May Affect Ability of Company to Survive.

The Company has had limited prior operations to date. Since the Company's principal activities to date have been limited to organizational activities, research and development, and prospect development, it has no record of any revenue-producing operations. Consequently, there is only a limited operating history upon which to base an assumption that the Company will be able to achieve its business plans. In addition, the Company has only limited assets. As a result, there can be no assurance that the Company will generate significant revenues in the future; and there can be no assurance that the Company will operate at a profitable level. If the Company is unable to obtain customers and generate sufficient revenues so that it can profitably operate, the Company's business will not succeed. Accordingly, the Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered in connection with the establishment of a new business in a highly competitive industry, characterized by new product introductions.

The Company incurred a net loss of $450,268 for the fiscal year ended
December 31, 1999, $1,268,621 for the fiscal year ended December 31, 2000, and $160,948 for the six months ended June 30, 2001. The Company's current liabilities exceed its current assets by $458,744 as of December 31, 1999, $534,325 as of December 31, 2000, and $575,604 as of June 30, 2001. At June
30, 2001, the Registrant had an accumulated deficit of $2,309,153; as of that date, the Registrant had no working capital. This raises substantial doubt about the Registrant's ability to continue as a going concern.

(b)  Need for Additional Financing May Affect Operations and Plan of Business.

Since inception, the Company has financed operations primarily through private placements of common stock, and certain borrowings. In addition to two promissory notes between the Company and its directors (see "Certain Relationships and Related Transactions"), the Company has also borrowed $184,349 from an unrelated party. This promissory is unsecured, due on demand and payable in one payment including principal and interest at maturity, bearing an interest rate of 10%. Additionally, the holder has the option to convert any unpaid balances, including accrued interest, into shares of the Company's common stock at a price of $1.00 per share.

Current funds available to the Company will not be adequate for it to be competitive in the areas in which it intends to operate. The Company's continued operations, as well as the implementation of its business plan, therefore will depend upon its ability to raise additional funds through bank borrowings, equity or debt financing. The Company estimates that it will need to raise approximately $1,000,000 over the twelve months from June 1, 2001 for such purposes. However, adequate funds may not be available when needed or may not be available on favorable terms to the Company. The ability of the Company to continue as a going concern is dependent on additional sources of capital and the success of the Company's business plan. Regardless of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuance of stock in lieu of cash.

If funding is insufficient at any time in the future, the Company may not be able to take advantage of business opportunities or respond to competitive pressures, any of which could have a negative impact on the business, operating results and financial condition. In addition, if additional shares were issued to obtain financing, current shareholders may suffer a dilutive effect on their percentage of stock ownership in the Company.

(c) No Assurance of Protection of Proprietary Rights May Affect Ability to Manufacture Products.

The Company's success and ability to compete will be dependent in part on the protection of its potential patents, trademarks, trade names, service marks and other proprietary rights. The Company intends to rely on trade secret and copyright laws to protect the intellectual property that it plans to develop, but there can be no assurance that such laws will provide sufficient protection to the Company, that others will not develop a service that are similar or superior to the Company's, or that third parties will not copy or otherwise obtain and use the Company's proprietary information without authorization. In addition, certain of the Company's know-how and proprietary technology may not be patentable.

The Company may rely on certain intellectual property licensed from third parties, and may be required to license additional products or services in the future, for use in the general operations of its business plan. The Company currently has no licenses for the use of any specific products. There can be no assurance that these third party licenses will be available or will continue to be available to the Company on acceptable terms or at all. The inability to enter into and maintain any of these licenses could have a material adverse effect on the Company's business, financial condition or operating results.

(d) No Assurance of Meeting Underwriters Laboratories Standard May Affect Ability to Sell Products.

The agency testing required for Company products is Underwriters
Laboratories ("UL"), which is a private testing organization. The Company's products have not yet been submitted to UL for testing pending final tooling of the products. Although Company management believes that the Company's products meet applicable UL Standard 217, there is a risk that they may not. This testing is of importance since many state fire marshals recognize UL testing and listing. The Company's products would not be available to sale in any state which requires such certification; although they would be in a number of foreign countries which do not require such certification.

(e) No Assurance of Successful Manufacturing May Affect Ability of Company to Survive.

The Company has no experience manufacturing commercial quantities of products, but management has had experience in this area. The Company presently has no plans for developing an in-house manufacturing capability. Accordingly, the Company will be dependent upon securing a contract manufacturer or other third party to manufacture the circuit boards and plastic housing of the detectors (the final assembly and testing will be done in-house). There can be no assurance that the terms of any such arrangement would be favorable enough to permit the products to compete effectively in the marketplace.

(f) Dependence on Outsourced Manufacturing May Affect Ability to Bring Products to Market. tc "Dependence on Outsourced Manufacturing " \l 2

The risks of association with outsourced manufacturers are related to aspects of these firms' operations, finances and suppliers. The Company may suffer losses if the outside manufacturer fails to perform its obligations to manufacture and ship the product manufactured. These manufacturers' financial affairs may also affect the Company's ability to obtain product from these firms in a timely fashion should they fail to continue to obtain sufficient financing during a period of incremental growth. The Company intends to maintains a strong relationship with these manufacturers to ensure that any issues they may face are dealt with in a timely manner.

(g) No Assurance of Market Acceptance May Affect Ability to Sell Products. There can be no assurance that any products successfully developed by the Company or its corporate collaborators, if approved for marketing, will ever achieve market acceptance. The Company's products, if successfully developed, may compete with a number of traditional products manufactured and marketed by major e-commerce and technology companies, as well as new products currently under development by such companies and others. The degree of market acceptance of any products developed by the Company or its corporate collaborators will depend on a number of factors, including the establishment and demonstration of the efficacy of the product candidates, their potential advantage over alternative methods and reimbursement policies of government and third party payors. There can be no assurance that the marketplace in general will accept and utilize any products that may be developed by the Company or its corporate collaborators.

(h)  Substantial Competition May Affect Ability to Sell Products.

The Company may experience substantial competition in its efforts to locate and attract customers for its products. Many competitors in the smoke detector industry have greater experience, resources, and managerial capabilities than the Company and may be in a better position than the Company to obtain access to attract customers. There are a number of larger companies which will directly compete with the Company. Such competition could have a material adverse effect on the Company's profitability or viability.

(i)  Other External Factors May Affect Viability of Company.

The smoke detector industry in general is a speculative venture involving some substantial risk. There is no certainty that the expenditures to be made by the Company will result in commercially profitable business. The marketability of its products will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, and the general state of the economy (including the rate of inflation, and local economic conditions), which can affect peoples' spending. Factors which leave less money in the hands of potential customers of the Company will likely have an adverse effect on the Company. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

(j) Control by Officers and Directors Over Affairs of the Company May Override Wishes of Other Stockholders.

The Company's officers and directors beneficially own approximately 70% of the outstanding shares of the Company's common stock. As a result, such persons, acting together, have the ability to exercise significant influence over all matters requiring stockholder approval. Accordingly, it could be difficult for the investors hereunder to effectuate control over the affairs of the Company. Therefore, it should be assumed that the officers, directors, and principal common shareholders who control these voting rights will be able, by virtue of their stock holdings, to control the affairs and policies of the Company.

(k) Loss of Any of Current Management Could Have Adverse Impact on Business and Prospects for Company.

The Company's success is dependent upon the hiring and retention of key personnel. None of the officers or directors has any employment or non-competition agreement with the Company. Therefore, there can be no assurance that these personnel will remain employed by the Company. Should any of these individuals cease to be affiliated with the Company for any reason before qualified replacements could be found, there could be material adverse effects on the Company's business and prospects.

In addition, all decisions with respect to the management of the Company will be made exclusively by the officers and directors of the Company. Investors will only have rights associated with stockholders to make decisions which effect the Company. The success of the Company, to a large extent, will depend on the quality of the directors and officers of the Company. Accordingly, no person should invest in the shares unless he is willing to entrust all aspects of the management of the Company to the officers and directors.

(l) Potential Conflicts of Interest May Affect Ability of Officers and Directors to Make Decisions in the Best Interests of Company.

The officers and directors have other interests to which they devote time, either individually or through partnerships and corporations in which they have an interest, hold an office, or serve on boards of directors, and each will continue to do so notwithstanding the fact that management time may be necessary to the business of the Company. As a result, certain conflicts of interest may exist between the Company and its officers and/or directors which may not be susceptible to resolution.

In addition, conflicts of interest may arise in the area of corporate opportunities which cannot be resolved through arm's length negotiations. All of the potential conflicts of interest will be resolved only through exercise by the directors of such judgment as is consistent with their fiduciary duties to the Company. It is the intention of management, so as to minimize any potential conflicts of interest, to present first to the Board of Directors to the Company, any proposed investments for its evaluation.

(m) Limitations on Liability, and Indemnification, of Directors and Officers May Result in Expenditures by Company.

The Company's Articles of Incorporation include provisions to eliminate, to the fullest extent permitted by the Nevada Revised Statutes as in effect from time to time, the personal liability of directors of the Company for monetary damages arising from a breach of their fiduciary duties as directors. The By-Laws of the Company include provisions to the effect that the Company may, to the maximum extent permitted from time to time under applicable law, indemnify any director, officer, or employee to the extent that such indemnification and advancement of expense is permitted under such law, as it may from time to time be in effect. Any limitation on the liability of any director, or indemnification of directors, officer, or employees, could result in substantial expenditures being made by the Company in covering any liability of such persons or in indemnifying them.

(n)  Absence of Cash Dividends May Affect Investment Value of Company's
Stock.

The Board of Directors does not anticipate paying cash dividends on the common stock for the foreseeable future and intends to retain any future earnings to finance the growth of the Company's business. Payment of dividends, if any, will depend, among other factors, on earnings, capital requirements and the general operating and financial conditions of the Company as well as legal limitations on the payment of dividends out of paid-in capital.

(o) No Cumulative Voting May Affect Ability of Some Shareholders to Influence Mangement of Company.

Holders of the shares of common stock of the Company are not entitled to accumulate their votes for the election of directors or otherwise. Accordingly, the holders of a majority of the shares present at a meeting of shareholders will be able to elect all of the directors of the Company, and the minority shareholders will not be able to elect a representative to the Company's board of directors.

(p) No Assurance of Continued Public Trading Market and Risk of Low Priced Securities May Affect Market Value of Company's Stock.

Since August 25, 1998, there has been only a limited public market for the common stock of the Company. The common stock of the Company is currently quoted on the Pink Sheets LLC; the Company intends to reapply for relisting on the Over the Counter Bulletin Board after clearing comments on this Form 10-SB registration statement. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the market value of the Company's securities. In addition, the common stock is subject to the low-priced security or so called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities. The Securities Enforcement and Penny Stock Reform Act of 1990 ("Reform Act") requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally, according to recent regulations adopted by the U.S. Securities and Exchange Commission, any equity security that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith. The regulations governing low-priced or penny stocks sometimes limit the ability of broker-dealers to sell the Company's common stock and thus, ultimately, the ability of the investors to sell their securities in the secondary market.

(q)  Failure to Maintain Market Makers May Affect Value of Company's
Stock.

If the Company is unable to maintain a National Association of Securities Dealers, Inc. member broker/dealers as market makers, the liquidity of the common stock could be impaired, not only in the number of shares of common stock which could be bought and sold, but also through possible delays in the timing of transactions, and lower prices for the common stock than might otherwise prevail. Furthermore, the lack of market makers could result in persons being unable to buy or sell shares of the common stock on any secondary market. There can be no assurance the Company will be able to maintain such market makers.

(r)  The Price per Share for Sales of Unregistered Securities by
Company Less Than Then Current Market Price.

The price per share of all sales of unregistered securities by the Company, except for 2,000 shares issued in December 1998, have been much lower than the then current market price. Thus, the Company is not receiving cash, assets, or services which are equivalent to the market price of the stock at the time it is issued. However, the Board of Directors has made a determination that the consideration received by the Company in each instance is adequate. The factors that the Board of Directors considers when determining the price when shares are issued above are: (a) low liquidity of the common stock on the trading exchange (low volume and infrequent execution of trades) and (b) the restricted nature of the shares issued.

(s) Sale of Shares Eligible For Future Sale Could Adversely Affect the Market Price.

All of the approximate 14,000,000 shares of common stock which are currently held, directly or indirectly, by management have been issued in reliance on the private placement exemption under the Securities Act of 1933. Such shares will not be available for sale in the open market without separate registration except in reliance upon Rule 144 under the Securities Act of 1933. In general, under Rule 144 a person, or persons whose shares are aggregated, who has beneficially owned shares acquired in a non-public transaction for at least one year, including persons who may be deemed affiliates of One Touch, as defined, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock, or the average weekly reported trading volume during the four calendar weeks preceding such sale, provided that current public information is then available. If a substantial number of the shares owned by these shareholders were sold under Rule 144 or a registered offering, the market price of the common stock could be adversely affected.

(t) Status as a Pseudo California Corporation Could Adversely Affect the Operation of the Company.

Section 2115 of the California General Corporation Law subjects foreign corporations doing business in California to various substantive provisions of the California General Corporation Law in the event that the average of its property, payroll and sales is more than 50% in California and more than one-half of its outstanding voting securities are held of record by persons residing in the State of California. Section 2115 does not apply to any corporation which, among other things, has outstanding securities designated as qualified for trading as a national market security on NASDAQ if such corporation has at least eight hundred holders of its equity securities as of the record date of its most recent annual meeting of shareholders.

Currently, the Company does meet the requirement of a pseudo California
corporation.   Some of the substantive provisions of California which apply to the Company include laws relating to annual election of directors, removal of directors without cause, removal of directors by court proceedings, indemnification of officers and directors, directors standard of care and liability of directors for unlawful distributions. In addition, Section 708 of the California General Corporation Law which mandates that shareholders have the right of cumulative voting at the election of directors applies to the Company.

Forward Looking Statements.

The foregoing Plan of Operation contains "forward looking statements" within the meaning of Rule 175 of the Securities Act of 1933, as amended, and Rule 3b-6 of the Securities Act of 1934, as amended, including statements regarding, among other items, the Company's business strategies, continued growth in the Company's markets, projections, and anticipated trends in the Company's business and the industry in which it operates. The words "believe," "expect," "anticipate," "intends," "forecast," "project," and similar expressions identify forward-looking statements. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including, among others, the following: reduced or lack of increase in demand for the Company's products, competitive pricing pressures, changes in the market price of ingredients used in the Company's products and the level of expenses incurred in the Company's operations. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained herein will in fact transpire or prove to be accurate. The Company disclaims any intent or obligation to update "forward looking statements."

ITEM 3.  DESCRIPTION OF PROPERTY.

The Company leases its office space from Wyvern Technologies. The terms of this lease are for $1.00 per square foot per month ($2,500 per month) on a month to month basis. This facility consists of 2,500 square feet, and management believes this is currently suitable as the main administrative office and should remain so for the next twelve months. The Company does not have any additional facilities. Additionally, there are currently no proposed programs for the renovation, improvement or development of the property currently being utilized by the Company.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information regarding the beneficial ownership of shares of common stock of the Company ("Shares") as of August 1, 2001 (issued and outstanding common stock of 20,172,477) by (i) all stockholders known to the Company to be beneficial owners of more than 5% of the outstanding common stock; and (ii) all officers and directors of the Company, and as a group (each person has sole voting power and sole dispositive power as to the shares shown):

Title of   Name and Address               Amount of       Percent of
Class      of Beneficial Owner            Beneficial         Class
                                          Ownership(1)

Common     Safe at Home Products, Inc.    12,000,000(2)       59.47%
Stock      1201 East Warner Avenue
           Santa Ana, California 92705

Common     James J. Weber                   7,287,269(3)      36.30%
Stock      1201 East Warner Avenue
           Santa Ana, California 92705

Common     Todd T. Marsh                    7,113,600         35.26%
Stock      1201 East Warner Avenue
           Santa Ana, California 92705

Common     Terry G. Marsh                   2,010,000(5)       9.96%
Stock      6281 Tweedholm Court
           San Jose, California 95120


Common     Jerry G. Hilbert                 1,029,620(6)       5.10%
Stock      1201 East Warner Avenue
           Santa Ana, California 92705

Common     Shares of all directors and     14,141,929(7)      70.10%
Stock      executive officers as a group (2
           persons)

(1) Other than as set forth below, none of these security holders has the right to acquire any amount of the Shares from options, warrants, rights, conversion privilege, or similar obligations.

(2) Safe at Home Products, Inc. is collectively controlled by Mr. Weber and Mr. Hilbert (who jointly share investment control of 51.458% of this company); their individual ownership is 46.78% and 4.678%, respectively.
The other major shareholder of that firm is Sigam Investments, Inc., which owns a 46.78% interest.

(3) Of the total amount, 5,613,600 is represented by Mr. Weber's 46.78% interest in Safe at Home Products, Inc. Of the total amount, 173,669 is represented by shares from a convertible promissory note between the Company and Wyvern Technologies, Inc., which is controlled by Mr. Weber (see "Certain Relationships and Related Transactions").

(4) These shares are held in the name of Sigam Investments, Inc., which is controlled by Todd T. Marsh (who is the nephew of Terry Marsh). Of the total amount, 5,613,600 is represented by Sigam's 46.78% interest in Safe at Home Products, Inc.

(5) These shares are held in the name of Rich Bourg Financial, Ltd., which is controlled by Terry G. Marsh (who is the uncle of Todd Marsh).

(6) Of the total amount, 561,360 is represented by Mr. Hilbert's 4.678% interest in Safe at Home Products, Inc. Of the total amount, 68,260 are represented by shares from a convertible promissory note between the Company and Mr. Hilbert (see "Certain Relationships and Related
Transactions").

(7) Includes all the shares owned by Safe at Home Products, Inc. since the shares owned by this firm are jointly controlled by Messrs. Weber and Hilbert.

ITEM 5.  DIRECTORS, OFFICERS, PROMOTERS, AND CONTROL PERSONS.

Directors and Executive Officers.

The names, ages, and respective positions of the directors and executive officers of the Company are set forth below; there are no promoter and control persons of the Company.. The Directors named below will serve until the next annual meeting of the Company's stockholders or until their successors are duly elected and have qualified. Directors are elected for a one-year term at the annual stockholders' meeting. Officers will hold their positions at the will of the Board of Directors, absent any employment agreement, of which none currently exist or are contemplated. There are no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs. The Directors and Executive Officers of the Company are not a party to any material pending legal proceedings and, to the best of their knowledge, no such action by or against them has been threatened.

(a)  James J. Weber, President/Treasurer/Director.

Mr. Weber, age 61, received his Bachelor of Science Degree in Industrial Engineering from Gannon University in 1962. He received a Master of Science Degree in Industrial Engineering from New Mexico State University in 1969. During the Viet Nam war, he served as a regular Army officer, rising to the rank of Major; he was decorated with the Silver Star, Distinguished Flying Cross, Bronze Star, three air medals and other decorations.

In 1984, he founded Wyvern Technologies, Inc., a prime manufacturer of defense electronic systems. Continuing to date as President of this firm, Mr. Weber has negotiated exclusive license agreements with Northrop Grumman, where Wyvern is the sole manufacturer of all OEM electronics on the F-5 fighter and the B-2 bomber. Additionally, this company has manufactured electronics used on most of the current United States military aircraft, including the new F-22 fighter.

(b)  Jerry G. Hilbert, Vice President/Director.

Mr. Hilbert, age 57, earned his Electrical Engineering degree from West
Coast University in 1970. Upon graduation, he worked for several electronics companies; he has gained nearly 28 years experience developing electronics related products. His career began in 1964 through 1970 as a Senior Project Manager at Ford Aeronautics. From 1970 to 1980, he was the Systems Design Manager for MAI/Basic Four, a computer firm. From 1980 through 1984, Mr. Hilbert has held various positions at Philips Ultrasound. During the latter part of the 1980's and continuing through 1988, he was a senior project engineer for Palamar Systems and Machines. As this firm, Mr. Hilbert, was instrumental in the coordination of turn-key automated factories in the Peoples Republic of China. Since he left this firm, he has been an independent consultant to many electronics companies, where he has helped to develop new products.

ITEM 6.  EXECUTIVE COMPENSATION.

(a) The current officers and directors have not received any compensation to date. They will not be remunerated until the Company turns profitable.

(b) There are no annuity, pension or retirement benefits proposed to be paid to officers, directors, or employees of the Company in the event of retirement at normal retirement date as there is no existing plan provided for or contributed to by the Company.

(c) No remuneration is proposed to be paid in the future directly or indirectly by the Company to any officer or director since there is no existing plan which provides for such payment, including a stock option plan.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Other than as set forth below, there are no relationships, transactions, or proposed transactions to which the Company was or is to be a party, in which any of the named persons set forth previously had or is to have a direct or indirect material interest.

(a) On March 3, 1998, the Company sold 3,100,000 shares of its common stock to the founding stockholders for $0.001 per share (a total consideration of $3,100), as follows: James J. Weber, 1,500,000 shares; Sigam Investments, Inc., 1,500,000 shares; Jerry G. Hilbert, 75,000 shares; and Anthony Lagomarsino, 25,000 shares.

(b) The initial acquisition of the Company's technology was consummated on March 17, 1998, when the Company entered into a Technology Purchase Agreement with Safe at Home Products, Inc. ("SAHP"); the principals of this firm are the same as the Company. In connection with the acquisition, SAHP's principal stockholders were to receive royalties equal to the sum of 10% of the gross revenues generated from the use of the technologies. These royalties were to be paid for a period of sixty (60) months, with the first payment due on or before April 10, 1998 in exchange for all patent, product and legal rights to SAHP's technologies. In addition, the Company agreed to pay SAHP the sum of $100,000 as an advance against future royalties on or before September 15, 1998. The founding shareholders of the Company are also the founding majority shareholders of SAHP. On April 1, 1999, the Company renegotiated and signed an amended Share Exchange Agreement whereby it paid 12,000,000 shares, valued at $408,528 (approximately $0.03 per share) which is SAHP's historical cost basis of the technology determined under accounting principles generally accepted in the United States, of restricted common stock of the Company to SAHP to acquire 12,000,000 of the outstanding shares, valued at $0.03 per share, of NuCo, Inc., a Nevada corporation that SAHP transferred the technology to after the Company failed to meet the payment terms of the original Technology Purchase Agreement dated March 17, 1998.

(c) On August 28, 1998, the Company issued 150,000 shares of its common stock to Rich Bourg Financial Ltd. for services rendered in the amount of $15,125. This issuance also included a 150,000 stock warrant with an exercise price of $1.50 per share (A Warrants) and 150,000 stock warrant with an exercise price of $1.75 per share (B Warrants). The closing per share price of the Company's common stock on the closing prior trading day (August 26, 1998) was $2.50.

(d) On March 22, 1999, the Company borrowed $173,770 from Wyvern Technologies, Inc., which is controlled by Mr. Weber. The note is unsecured, due on demand and payable in one payment including principal and interest at maturity, bearing an interest rate of 10%. Additionally, the holder has the option to convert any unpaid balances, including accrued interest, into shares of the Company's common stock at a price of $1.00 per share. The closing market price of the Company's common stock on this date was $2.94.

(e) On September 2, 1999, the Company issued 125,000 shares of its common stock to Jerry Hilbert, one of the directors of the Company and an accredited investor, for $125 in cash. The closing per share price of the Company's common stock on the closest prior trading day (September 1, 1999) was $2.00.

(f) On October 29, 1999, the Company issued 2,000,000 shares of its common stock to Rich Bourg Financial, Ltd., an affiliate shareholder of the Company, for services rendered in the amount of $100,000. These services consisted of developing retail markets for the Company products. The closing per share price of the Company's common stock on the closest prior trading day (October 18, 1999) was $2.25.

(g)  On July 14, 2000, the Company borrowed $68,260 from Mr. Hilbert.
The promissory note is unsecured, payable in one payment including principal and interest at maturity, bearing an interest rate of 10%, and maturing on July 14, 2001 (see Exhibit 10.3 to this Form 10-SB). Additionally, the holder has the option (under the terms of the promissory note) to convert any unpaid balances, including accrued interest, into shares of the Company's common stock at a price of $1.00 per share. The closing market price of the Company's common stock on the last trade date (April 26, 2000) prior to this date was $2.25.

(h) On August 3, 2000, the Company issued 200,000 shares of its common stock to Jerry Hilbert for services to be rendered to the Company, which have been valued at $90,000. These services to the Company consisted of work in the areas of marketing and business development. The closing per share price of the Company's common stock on the closet prior trading day (April 26, 2000) was $2.25.

(i)  The Company leases its office space from Wyvern Technologies, Inc.
Mr. Weber is the principal and director of Wyvern Technologies, Inc.. The terms of this lease are for $1.00 per square foot per month ($2,500.00 per month) on a month to month basis. Management of the Company does not believe the rate is equivalent to an arms length transaction (below what would be charged the Company by a third party).

For each of the transactions noted above, the transaction was negotiated, on the part of the Company, on the basis of what is in the best interests of the Company and its shareholders. In addition, in each case the interested affiliate did vote in favor of the transaction; however, the full board of directors did make the determination that the terms in each case were as favorable as could have been obtained from non-affiliated parties.

Mr. Hilbert currently devotes 100% of his time to the Company's affairs. However, the other director of the Company, Mr. Weber, is engaged as a director of another business (Wyvern Technologies, Inc.); he currently devotes approximately 25% of his time to the affairs of the Company. As a result, certain potential conflicts of interest, such as those set forth above with the transactions, may arise between the Company and this director. The Company will attempt to resolve such conflicts of interest in favor of the Company by carefully reviewing each proposed transaction to determine its fairness to the Company and its shareholders and whether the proposed terms of the transaction are at least as favorable as those which could be obtained from independent sources. The officers and directors of the Company are accountable to it and its shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of the Company or on behalf of itself and other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts is in any manner prejudicial to the Company.

ITEM 8.  DESCRIPTION OF SECURITIES.

Common Stock.

The authorized capital stock of the Company includes 50,000,000 shares of common stock, par value $0.001 per share. The holders of the shares: (a) have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by the Board of Directors of the Company; (b) are entitled to share ratably in all of the assets of the Company available for distribution upon winding up of the affairs of the Company; and (c) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders. These securities do not have any of the following rights: (a) cumulative or special voting rights; (b) preemptive rights to purchase in new issues of shares; (c) preference as to dividends or interest; (d) preference upon liquidation; or
(e) any other special rights or preferences. In addition, the shares are not convertible into any other security. There are no restrictions on dividends under any loan other financing arrangements or otherwise. See a copy of the Articles of Incorporation, and an amendment thereto, and Bylaws of the Company, attached as Exhibits to this Form 10-SB. As of August 1, 2001, the Company had 20,172,477 shares of common stock issued and outstanding (of which 17,474,477 are restricted).

Preferred Stock.

The authorized capital stock of the Company also includes 5,000,000 shares of preferred stock, par value $0.001. As of July 2, 1001, the Company had 16,000 shares of 8% cumulative preferred stock issued and outstanding. These shares of preferred stock have a conversion feature whereby these shares may be converted into shares of the Company's common stock on a basis of 10 shares of common stock for 1 share of preferred stock. In addition, these shares of preferred stock are callable 2 years from the date of issuance, but before 3 years from the date of issuance at a redemption rate of 110% of the liquidation value. Accordingly, the liquidation value is stated at $3.00 per share of preferred stock.

Non-Cumulative Voting.

The holders of the Shares do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding Shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining Shares will not be able to elect any of the Company's directors.

Dividends.

The Company does not currently intend to pay cash dividends. Because the Company does not intend to make cash distributions, potential shareholders would need to sell their shares to realize a return on their investment. There can be no assurances of the projected values of the shares, nor can there be any guarantees of the success of the Company.

A distribution of revenues will be made only when, in the judgment of the Company's board of directors, it is in the best interest of the Company's stockholders to do so. The board of directors will review, among other things, the financial status of the Company and any future cash needs of the Company in making its decision.

Possible Anti-Takeover Effects of Authorized but Unissued Stock.

The Company's authorized but unissued common stock consists of 29,827,523 Shares. One effect of the existence of authorized but unissued capital stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of the Company's management. If, in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in the Company's best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private placements or other transactions that might prevent, or render more difficult or costly, completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Transfer Agent.

The Company has engaged the services of Pacific Stock Transfer Company, 5844 South Pecos Road, Suite D, Las Vegas, Nevada 89120, to act as transfer agent and registrar.

PART II.

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information.

From August 25, 1998 to November 17, 1999, the Company's common stock was traded on the Over the Counter Bulletin Board. After the latter date, the shares have been traded in the National Quotation Bureau's Pink Sheets (symbol "EVRL") and the range of closing bid prices shown below is reported while trading on the Bulletin Board and the Pink Sheets. The quotations shown reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ending on December 31, 2001

                                                 High      Low

Quarter Ended March 31, 2001                     4.62      2.50
Quarter Ended June 30, 2001                      3.00      1.05

Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ended on December 31, 2000

                                                 High      Low

Quarter Ended March 31, 2000 (1)                 2.62      0.01
Quarter Ended June 30, 2000 (2)                  2.25      2.25
Quarter Ended September 30, 2000 (3)             2.00      2.00
Quarter Ended December 31, 2000 (4)              3.00      2.00

(1)  The shares traded on 11 days during this quarter.

(2)  The shares traded on two days during this quarter

(3)  The shares traded on one day during this quarter

(4)  The shares traded on fifteen days during this quarter

Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ending on December 31, 1999

                                                 High      Low

Quarter Ended March 31, 1999                     3.25      1.00
Quarter Ended June 30, 1999                      3.50      0.12
Quarter Ended September 30, 1999                 2.25      1.25
Quarter Ended December 31, 1999                  3.00      2.00

In order to qualify for relisting on the Bulletin Board, the Company must comply with the new eligibility rules of the Bulletin Board (that is, all listed companies must be reporting companies), and accordingly the Company filed its Form 10-SB Registration Statement with the Securities and Exchange Commission on November 18, 1999.

Holders of Common Equity.

As of August 1, 2001, there were approximately 95 shareholders of record of the Company's common stock.

Dividend Information.

The Company has not declared or paid a cash dividend to stockholders since it became a "C" corporation. The Board of Directors presently intends to retain any earnings to finance Company operations and does not expect to authorize cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the Company's earnings, capital requirements and other factors.

ITEM 2.  LEGAL PROCEEDINGS.

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

(a) Effective in March 1999, the independent accountant who was previously engaged as the principal accountant to audit the Company's financial statements, Barry L. Friedman, Certified Public Accountant, resigned. Mr. Friedman prepared and audited financial statement for the period of February 3, 1998 (date of inception of the Company) through March 16, 1998 in connection with a private offering of shares of common stock. Mr. Friedman's report on this financial statement was modified as to uncertainty that the Company will continue as a going concern; other than this, this accountant's report on the financial statements for the past two years neither contained an adverse opinion or a disclaimer of opinion, nor was qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company's two most recent fiscal years and any subsequent interim period preceding such resignation, there have been no disagreements with this former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. In addition, there were no "reportable events" as described in Item
304(a)(1)(iv)(B)1 through 3 of Regulation S-B that occurred within the Company's two most recent fiscal years and the subsequent interim period preceding such changes."

The Company has requested Mr. Friedman to respond to the Securities and Exchange Commission regarding his agreement with the statements made by the Company in response to Item 304(a)(1) of Regulation S-B. The Company has received a letter from Mr. Friedman agreeing to such statements (see Exhibit
16.1 to this Form 10-SB).

(b) Effective on or about May 11, 2000, the independent accountant who was previously engaged as the principal accountant to audit the Company's financial statements, James E. Slayton, C.P.A., was dismissed. The decision to change accountants was approved by the Board of Directors. Mr. Slayton audited the Company's financial statements for the fiscal years 1998 and 1999. Mr. Slayton's report on these financial statements was modified as to uncertainty that the Company will continue as a going concern; other than this, this accountant's report on the financial statements for the past two years neither contained an adverse opinion or a disclaimer of opinion, nor was qualified or modified as to uncertainty, audit scope, or accounting principles.

(c) Effective on May 11, 2000, the firm of L.L. Bradford & Company, LLC was engaged to serve as the new principal accountants to audit the Company's financial statements for the 1998 and 1999 fiscal years. This engagement was based on a determination by the Company in preparing the unaudited financial statements for the quarter ended March 31, 2000 that its statements did not reconcile with those prepared by Mr. Slayton for the fiscal year ended December 31, 1999. The decision to retain the new firm was approved by the Board of Directors. During the Company's two most recent fiscal years, and the subsequent interim period prior to engaging those accountants, neither the Company (nor someone on its behalf) consulted the newly engaged accountants regarding any matter in connection with the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company's financial statements.

(c)  There were no "reportable events" as described in Item
304(a)(1)(iv)(B)1 through 3 of Regulation S-B that occurred within the Company's two most recent fiscal years and the subsequent interim period preceding the former accountant's dismissal. In addition, during the Company's two most recent fiscal years and any subsequent interim period preceding the dismissal of Mr. Slayton, other than as set forth below, there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

In a letter to the SEC, dated December 7, 2000, Mr. Slayton stated the following with regard to the Company:

"I disagreed with management on the valuation of assets purchased in a two part transaction. Everlert purchased the patent rights of Nuco, who had purchased the patent rights from Safe at Home, Inc. Management wanted to report these assets at a share valuation of $0.50 per share for 12,000,000 shares of its common stock. However, it is my belief that the correct valuation should have been approximately $396,000 per APB Opinion 16, as all three companies were under common control."

The Company's current independent accountants have reviewed the effect on the financial statements if the method had been followed which the former accountant apparently would have concluded was required. After this review, and in consultation with Company management, the Company decided that APB Opinion 16 does apply to the subject transaction and, as a result, the technology acquired from Safe at Home Products, Inc. should be valued at its historical cost. This has now been done, as reflected in the financial statements of the Company, and this has resulted in certain changes to the audited financial statements of the Company for the fiscal year ended December 31, 1999.

The Company has requested Mr. Slayton to respond to the Securities and Exchange Commission regarding his agreement with the statements made by the Company in response to Item 304(a)(1) of Regulation S-B. The Company has received a letter from Mr. Slayton agreeing to such statements (see Exhibit
16.2 to this Form 10-SB).

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

Specific Sales.

The following equity securities of the Company were sold without registration during period commencing on February 3, 1998, the date of incorporation of the Company, to the present (the Company's common stock commenced trading on the Over the Counter Bulletin Board on August 25, 1998):

(a) On March 3, 1998, the Company sold 3,100,000 shares of its common stock to the founding shareholders for a total consideration of $3,100 ($0.001 per share), as follows: James J. Weber, 1,500,000 shares; Sigam Investments, Inc., 1,500,000 shares; Jerry G. Hilbert, 75,000 shares; and Anthony Lagomarsino, 25,000 shares.

(b) On June 8, 1998, the Company sold a total of 54,000 shares of its common stock for a total consideration of $2,700 ($0.05 per share).

(c) On July 23, 1998, the Company issued 183,000 shares of its common stock for services rendered in the amount of $9,100. These services consisted of assistance in the preparation of a private placement memorandum and the plan of business of the Company.

(d) On August 24, 1998, the Company issued 40,000 shares of its common stock as payment for a debt owed by the Company in the amount of $2,000.

(e) On August 28, 1998, the Company issued 305,000 shares of its common stock for services rendered in the amount of $30,250. The 305,000 shares are comprised of three issuances, 5,000, 150,000 and 150,000. Each of the two 150,000 issuances included a 150,000 stock warrant with an exercise price of $1.50 per share (A Warrants) and a 150,000 stock warrant with an exercise price of $1.75 per share (B Warrants). The closing per share price of the Company's common stock on the closing prior trading day (August 26, 1998) was $2.50.

The first 150,000 A Warrants were exercised on April 5, 1999 and issued on April 8, 1999, however the proceeds from the exercised warrants has not been received. The remaining 150,000 A Warrants were exercise on April 5, 1999 and issued on September 27, 1999, however the proceeds from the exercised warrants has not been received. The parties exercising the warrants signed two promissory notes dated April 5, 1999 in consideration of the exercised warrants which were recorded as notes receivable for common stock issuance. These promissory notes were due and payable not later than July 5, 1999 (extended to March 31, 2001 by oral agreement of the parties). In September 1999, this receivable was reduced by $57,375 to satisfy the Company's debt to an unrelated party. Accordingly, 38,250 shares of the Company's common stock were transferred from a stock subscription holder to the debt holders for full satisfaction of such debt.

All 300,000 B Warrants were exercise on April 5, 1999 and issued on
March 21, 2000, however the proceeds from the exercised warrants has not been received. The parties exercising the warrants signed an additional two promissory notes dated April 5, 1999 in consideration of the exercised warrants which were recorded as notes receivable for common stock issuance. These promissory notes were due and payable not later than July 5, 1999 (extended to March 31, 2001 by oral agreement of the parties)

The promissory notes in connection with the exercise of the warrants were extended based on the limited liquidity in the Company's common stock and the continued listing of the Company's common stock on the Pink Sheets LLC. The Company has not yet received any payments under these promissory notes since, according to these companies, the Company is not now, and has not been since November 1999, listed on the Over the Counter Bulletin Board. As a result, the Company has been in discussions with these debtors and is in the process receiving back the common stock issued as a result of the warrant exercises; when all stock is returned to the Company, the promissory notes will be cancelled. The Company has determined it would be in the best interests of the Company to take this course of action rather than to litigate this matter. The total number of shares to be returned is as follows: (a) Rich Bourg Financial, Ltd.: 261,750 (300,000, less the 38,250 shares discussed above), none of which have yet been received; and Noved Holdings, Inc.:
300,000, 150,000 of which have been received.

(f) On December 31, 1998, the Company issued 2,000 shares of its common stock for services rendered in the amount of $2,750. These services consisted of legal work in connection with preparation of a private placement memorandum for the Company. The closing per share price of the Company's common stock on the closest prior trading day (December 22, 1998) was $0.25.

(g) On March 25, 1999, the Company issued 12,000 shares of its common stock for services rendered in the amount of $12,900. These services consisted of legal services in connection with the preparation of a private placement memorandum for the Company. The closing per share price of the Company's common stock on this date was $2.81.

(h) On April 5, 1999, the Company issued 12,000 share of common stock for services rendered in the amount of $12,900. These services consisted of other work in connection with the preparation of a private placement memorandum. The closing per share price of the Company's common stock on this date was $3.19.

(i) On April 15, 1999, the Company issued 11,000 shares of preferred stock to one accredited investor for $33,000 in cash.

(j) On September 2, 1999, the Company issued 12,000,000 shares of its common stock per an asset purchase agreement with Safe at Home Products, Inc, dated April 1, 1999. The closing per share price of the Company's common stock on the closest prior trading day (September 1, 1999) was $2.00.

(k) On September 2, 1999, the Company issued 125,000 shares of its common stock to Jerry Hilbert, one of the directors of the Company and an accredited investor, for $125 in cash. The closing per share price of the Company's common stock on the closest prior trading day (September 1, 1999) was $2.00.

(l) On October 29, 1999, the Company issued 2,000,000 shares of its common stock to Rich Bourg Financial, Ltd., an affiliate shareholder of the Company, for services rendered in the amount of $100,000. These services consisted of developing retail markets for the Company products. The closing per share price of the Company's common stock on the closest prior trading day (October 18, 1999) was $2.25.

(m) On November 11, 1999, the Company issued 759,485 of its common stock for $106,007 in cash to an unrelated third party. The closing per share price of the Company's common stock on the closest prior trading day (October 18, 1999) was $2.25.

(n) On January 27, 2000, the Company issued 3,333 shares of preferred stock to one accredited investor for $10,000 in cash.

(o) During various dates from March 2000 to May 2000, the Company issued 359,992 shares of the Company's common stock pursuant to its stock subscriptions payable balance of $77,773 at December 31, 1999. During this period, the closing per share price of the Company's common stock was $2.25 (only traded on three days).

(p) On August 3, 2000, the Company issued 200,000 shares of its common stock to Jerry Hilbert for services to be rendered to the Company, which have been valued at $90,000. The closing per share price of the Company's common stock on the closet prior trading day (April 26, 2000) was $2.25.

(q)  On August 14, 2000, the Company issued 120,000 shares of the
Company's common stock for legal services to be provided to the Company, which have been valued at $36,000. The closing per share price of the Company's common stock on the closet prior trading day (April 26, 2000) was $2.25.

(r) On September 29, 2000, the Company issued 50,000 of its common stock to an unrelated third party, who is an accredited investor, for $5,000 in cash. The closing per share price of the Company's common stock on the closest prior trading day (August 16, 2000) was $2.00.

(s) On January 12, 2001, the Registrant sold 1,667 shares of its preferred stock to one investor, for a total consideration of $5,000 ($3.00 per share).

(t)  On February 26, 2001, the Registrant sold 250,000 shares of common stock to one investor, for a total consideration of $25,000 ($0.10 per share). The closing per share price of the Company's common stock on this date was $4.50

General Information.

The factors that the Company considers when determining the price when shares are issued above are: (a) low liquidity of the common stock on the trading exchange (low volume and infrequent execution of trades) and (b) the restricted nature of the shares issued. None of the shares issued for services to the Company, except for those to Mr. Hilbert and Rich Bourg Financial, Ltd., were issued to affiliates of the Company.

No commissions or fees were paid in connection with these sales. All of the above sales through April 5, 1999 were undertaken pursuant to the limited offering exemption from registration under the Securities Act of 1933 as provided in Rule 504 under Regulation D by the fact that:

the company, at the time of the offering was not subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, was not an investment company, and was not a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

the amount of the offering was less than $1,000,000.

All offerings made after that date were undertaken under Rule 506 of Regulation D by the fact that:

the sales were made to sophisticated investors as defined in Rule 502;

the information specified in paragraph (b)2(ii)(B) and paragraph
(b)(2)(ii)(C) of this section was provided to each investor;

the Company gave each purchaser the opportunity to ask questions and receive answers concerning the terms and conditions of the offering and to obtain any additional information which the Company possessed or could acquire without unreasonable effort or expense that is necessary to verify the accuracy of information furnished;

at a reasonable time prior to the sale of securities, the Company advised the purchasers of the limitations on resale in the manner contained in paragraph Rule 502(d)2 of this section;

neither the Company nor any person acting on its behalf sold the securities by any form of general solicitation or general advertising; and

the company exercised reasonable care to assure that the purchasers of the securities are not underwriters within the meaning of section 2(11) of the Securities Act of 1933 in compliance with Rule 502(d).

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Limitation of Liability.

The articles of incorporation of the Company (see Exhibit 3.1 to this Form 10-SB) provide the following with respect to liability:

"A director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification."

Indemnification.

(a)  Articles of Incorporation.

The articles of incorporation of the Company provide the following with respect to indemnification:

"Every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

Without limiting the application of the foregoing, the Board of Directors may adopt By-Laws from time to time without respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause the corporation to purchase or maintain insurance on behalf of any person who is or was a director or officer."

(b)  Bylaws.

The Bylaws of the Company (see Exhibit 3.3 of this Form 10-SB) provide the following with respect to indemnification:

"The Corporation shall indemnify its directors, officers and employees as follows:

Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Corporation shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable law.

The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article."

(c)  Nevada Revised Statutes.

NRS 78.7502 Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions.

(1) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(2) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

(3) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

NRS 78.751 Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses.

(1) Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(i)  By the stockholders;

(ii) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

(iii) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(iv) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

(2) The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

(3)  The indemnification and advancement of expenses authorized in NRS
78.7502 or ordered by a court pursuant to this section:

(i) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(ii) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

NRS 78.752 Insurance and other financial arrangements against liability of directors, officers, employees and agents.

(1) A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

(2) The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:

(i)  The creation of a trust fund.

(ii)  The establishment of a program of self-insurance.

(iii) The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.

(iv)  The establishment of a letter of credit, guaranty or surety.

No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

(3) Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the corporation.

(4)  In the absence of fraud:

(i) The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and

(ii)  The insurance or other financial arrangement:

(A)  Is not void or voidable; and

(B) Does not subject any director approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

(5) A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS.

                            EVERLERT, INC.
                   (A Development Stage Company)
                           BALANCE SHEET
                           JUNE 30, 2001
                            (Unaudited)

                               ASSETS

Current assets
Cash                                                       $       608
Total current assets                                               608

Fixed assets, net                                               51,360

Other assets
Acquired technology, net                                       102,225

Total assets                                                   154,193

               LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
Accounts payable                                           $    15,304
Accrued liabilities                                             83,814
Due to related parties                                          30,815
Notes payable - related party                                  246,930
Notes payable                                                  184,349
Other payable                                                   15,000
Total current liabilities                                      576,212

Total liabilities                                              576,212

Commitments and contingencies                                        -

Stockholders' deficit
8% cumulative preferred stock; $.001 par value;
5,000,000 shares authorized, 16,000 shares issued and
outstanding                                                         16
Common stock; $.001 par value; 50,000,000
shares authorized, 20,172,477 shares issued and outstanding     20,172
Additional paid-in capital                                   1,936,946
Common stock issued for prepaid consulting services            (70,000)
Notes receivable for common stock issuance, net                      -
Accumulated deficit                                         (2,309,153)
Total stockholders' deficit                                   (422,019)

Total liabilities and stockholders' deficit                    154,193

             See Accompanying Notes to Financial Statements

                             EVERLERT, INC.
                      (A Development Stage Company)
                         STATEMENTS OF OPERATIONS
                                (Unaudited)

               For the Three Months     For the Six Months     Period from
                       Ended                  Ended            February 3
                       June 30                June 30          1998 (date of
               2001            2000     2001          2000     inception)
                            (RESTATED)             (RESTATED)  through
                                                               June 30 2001

Revenue       $       -      $       -  $      -    $       -  $            -

Operating
expenses
Amortization
and
depreciation     36,091         34,044    69,669       68,088         308,443
Bad debt              -              -         -            -         917,625
 Research and
development           -              -         -            -         237,149
General and
administrative   36,369          2,905    70,702       21,409         757,989

Total operating
expenses         72,460         36,949   140,371       89,497       2,221,206

Net loss from
operations      (72,460)       (36,949) (140,371)     (89,497)     (2,221,206)

Other expense
Interest expense 10,288          8,582    20,577       17,164          87,947

Loss before
provision for
income taxes    (82,748)       (45,531) (160,948)    (106,661)     (2,309,153)

Provision for
income taxes          -              -         -            -               -

Net loss        (82,748)       (45,531) (160,948)    (106,661)     (2,309,153)

Basic and
diluted loss
per common
share            (0.004)        (0.002)   (0.008)      (0.006)         (0.203)

Basic and
Diluted
weighted
average
common shares
outstanding  20,172,477     19,279,557 20,095,129  19,068,776      11,372,426

             See Accompanying Notes to Financial Statements

                               EVERLERT, INC.
                       (A Development Stage Company)
                          STATEMENTS OF CASH FLOWS
                                 (Unaudited)

                                           For the Six Months     Period from
                                             Ended June 30        February 3
                                                                  1998
                                                                  (Date of
                                                                  inception)
                                                                  through
                                           2001          2000     June 30
                                                     (RESTATED)   2001

Cash flows from operating
activities:
Net loss                                 (160,948)     (106,661)  (2,309,153)
Adjustments to reconcile net loss
to net cash provided (used) by operating
activities:
Amortization and depreciation              69,669        68,088      308,443
Bad debt                                        -             -      917,625
Interest and financing costs
Satisfied in exchange of common stock           -             -       23,375
Stock based compensation                   20,000             -      233,900
Changes in operating assets and
liabilities:
Decrease in deposits                       53,500             -            -
Increase (decrease) in accounts
payable                                   (13,740)       (4,679)      15,304
Increase in accrued liabilities            20,576        17,163       83,814
Increase in due to related parties         13,415         2,350       30,815
Increase in other liabilities              15,000             -       15,000
Net cash provided (used) by operating
activities                                 17,472       (23,739)    (680,877)

Cash flows from investing activities:
Purchase of fixed assets                  (53,500)            -      (53,500)
Net cash used by investing activities     (53,500)            -      (53,500)

Cash flows from financing activities:
Proceeds from issuance of notes
payable - related party                         -             -      246,930
Proceeds from issuance of note payable      2,500             -      220,349
Proceeds from issuance of preferred stock  25,000        10,000       68,001
Proceeds from issuance of common stock      5,000             -      121,932
Proceeds from issuance of stock
subscriptions payable                           -             -       77,773
Net cash provided by financing
activities                                 32,500        10,000      734,985

Net increase (decrease) in cash            (3,528)      (13,739)         608

Cash, beginning of period                   4,136        13,837            -

Cash, end of period                           608            98          608

Supplemental disclosure of cash flow:
Cash paid for interest                          -             -            -

Cash paid for income taxes                      -             -            -

Schedule of non-cash investing and
financing activities:
12,000,000 common shares issued in
exchange for acquired technology                -             -      408,528

300,000 common shares issued in
exchange for note receivable                    -             -      450,000

300,000 common shares issued in
exchange for note receivable                    -       525,000      525,000

Debt satisfied in exchange of
common stock                                    -             -       34,000

40,000 common shares issued for
payment of debt                                 -             -        2,000

200,000 common shares issued in
exchange for prepaid consulting services        -             -      100,000

Other payable satisfied through
issuance of 15,000 common shares                -         3,241        3,241

Other payable satisfied through
issuance of 344,992 common shares               -        74,532       74,532

               See Accompanying Notes to Financial Statements

                                EVERLERT, INC.
                        (A Development Stage Company)
                        NOTES TO FINANCIAL STATEMENTS
                                (Unaudited)

1.  BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with Securities and Exchange Commission requirements for interim financial statements. Therefore, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The financial statements should be read in conjunction with the Form 10-KSB as of and for the year ended December 31, 2000 of Everlert, Inc. ("the Company").

The results of operations for the interim periods shown in this report are not necessarily indicative of results to be expected for the full year. In the opinion of management, the information contained herein reflects all adjustments necessary to make the results of operations for the interim periods a fair statement of such operation. All such adjustments are of a normal recurring nature.

2.  NOTES PAYABLE - RELATED PARTIES

Notes payable - related parties consist of the following at June 30, 2001:

Promissory note payable to Wyvern Technologies, Inc.
(an entity controlled by the president of the Company),
unsecured, bearing an interest rate of 10% and due on
demand.  Holder has option to convert unpaid balances,
including accrued interest, into shares of the Company's
common stock at a price of $1.00 per share                          $173,670

Promissory note payable to a director of the Company,
unsecured, bearing an interest rate of 10% and due on
demand.  Holder has option to convert unpaid balances,
including accrued interest, into shares of the Company's
common stock at a price of $1.00 per share                            68,260

Promissory note payable to a stockholder of the Company,
unsecured, non-interest bearing and due on demand                      5,000

                                                                    $246,930

3.  GOING CONCERN

The Company incurred a net loss of approximately $161,000 for the six months ended June 30, 2001, and the Company's current liabilities exceed its current assets by approximately $576,000 as of June 31, 2001, raising substantial doubt about the Company's ability to continue as a going concern. The Company plans to complete the development of its voice record and playback smoke detector, along with the heat sensor Christmas tree ornaments. The Company will seek additional sources of capital through the issuance of debt or equity financing, but there can be no assurance the Company will be successful in accomplishing its objectives.

The ability of the Company to continue as a going concern is dependent on additional sources of capital and the success of the Company's plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.


L.L. BRADFORD & COMPANY, LLC
Certified Public Accountants & Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
Everlert, Inc.
(A Development Stage Company)
Santa Ana, California

We have audited the accompanying balance sheet of Everlert, Inc. (A Development Stage Company) as of December 31, 2000, and the related statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 2000 and 1999 (restated) and the period from February 3, 1998 (Date of Inception) through December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Everlert, Inc. (A Development Stage Company) as of December 31, 2000, and the results of its activities and cash flows for the years ended December 31, 2000 and 1999 (restated) and the period from February 3, 1998 (Date of Inception) through December 31, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company has suffered losses from operations and current liabilities exceed current assets, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As more fully described in Note 10, subsequent to the issuance of the Company's December 31, 1999 financial statements and audited report thereon dated March 20, 2000, the Company became aware that those financial statements did not reflect account balances properly. In the original report, the auditor expressed an unqualified opinion on the December 31, 1999 financial statements, and our opinion on the revised statements, as expressed herein, remains unqualified.

/s/  L.L. Bradford & Company, LLC
L.L. Bradford & Company, LLC
March 26, 2001
Las Vegas, Nevada

2901 El Camino Avenue, Suite 105, Las Vegas, Nevada 89102 ? (702) 735-5030 ? Facsimile (702) 735-4854

                                    EVERLERT, INC.
                            (A Development Stage Company)
                                    BALANCE SHEET
                                  DECEMBER 31, 2000

Current assets

Cash                                      $  4,136
Total current assets                         4,136

Other assets

Acquired technology, net                   169,754

Deposits                                    53,500

                                           223,254

Total assets                            $  227,390

             LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities

Accounts payable                        $   29,044
Accrued liabilities                         63,238
Due to related party                        17,400
Notes payable - related party              246,930
Note payable                               181,849

Total current liabilities                  538,461

Total liabilities                          538,461

Commitments and contingencies                     -
Stockholders' equity
8% cumulative preferred stock; $.001
par value; 5,000,000 shares authorized,
14,333 shares issued and outstanding             14

Common stock; $.001 par value;
50,000,000 shares authorized,
19,552,477 shares issued and
outstanding, including 600,000
shares subscribed                           19,922
Additional paid-in capital               1,907,198
Common stock issued for prepaid
Consulting services                        (90,000)
Stock subscriptions receivable, bet              -
Accumulated deficit                              -
Total stockholders' deficit             (2,148,205)
                                          (311,071)
Total liabilities and stockholders'
deficit                                  $ 227,390

            See Accompanying Notes to Financial Statements

                               EVERLERT, INC.
                       (A Development Stage Company)
                          STATEMENTS OF OPERATIONS


                                                          Period from
                                                        February 3, 1998
                                       Year Ended       (Date of Inception)
                        Year Ended     December 31           through
                        December 31    1999             December 31, 2000
                        2000           (RESTATED)           (RESTATED)

Revenue                           -              -                    -

Operating expenses
Amortization                136,642        102,132              238,774
Bad debt                    917,625              -              917,625
Research and development     68,766        100,733              237,149
General and administrative  108,096        219,391              687,286

Total operating expenses  1,231,129        422,256            2,080,834

Loss from operations     (1,231,129)      (422,256)          (2,080,834)

Other expense
Interest expense             37,492         28,012               67,371

Loss before provision for
income taxes             (1,268,621)      (450,268)          (2,148,205)

Provision for income
taxes                              -             -                    -

Net loss                  (1,268,621)     (450,268)          (2,148,205)

Basic and diluted loss per
common share                   (0.07)        (0.05)               (0.20)

Basic and diluted weighted
average common shares
outstanding               19,408,597     7,816,424           10,594,804

               See Accompanying Notes to Financial Statements

                              EVERLERT, INC.
                     (A Development Stage Company)
                    STATEMENT OF STOCKHOLDERS' DEFICIT

                                                 Common
           Outstanding                           Stock   Notes          Total
              Shares      Pref          Add'l    Issued  Receiv  Accumu Stock
           Pref           erred  Common Paid In  for     able    lated  holders
           erred  Common  Stock  Stock  Capital  prepaid for     Def    Equity
                                                 Consult com
                                                 Ing     stock
                                                 Service issu
                                                         ance

Balance at
February 3
1998
(Date of
inception)
           -         -        -        -      -       -      -        -       -

Common stock
issued for
cash, $0.002
weighted
average price
per share
           - 3,154,000        -    3,154  2,646        -     -        -   5,800

Common stock
issued for
expenses $0.086
weighted
average price
per share
           -   490,000        -      490  41,610      -      -        -  42,100

Common stock
issued for
for payment
of debt $0.05
           -    40,000        -       40   1,960       -       -      -   2,000

Net loss
         -         -        -        -       -       -       -(429,316)(429,316)

Balance
December 31
1998
(RESTATED)
        -    3,684,000      -    3,684  46,216       -      -(429,316) (379,416)

Preferred
stock issued
for cash $3.00
   11,000            -     11        -  32,990       -      -       -    33,001

Common stock
issued for
expenses $0.025
weighted
average price
per share
           -   2,024,000   -     2,024 123,776       -       -      -  125,800

Common stock
issued for
acquired
technology
$0.03
           -  12,000,000   -    12,000  396,528      -       -      -  408,528

Common stock
issued for
stock
subscription
receivable
$1.50
           -     300,000   -       300  449,700      -(450,000)     -        -

$57,375 debt
(including
interest and
financing
cost of
$23,375)
satisfied
in exchange
of common
stock
$1.50
           -          -   -         -        -        - 57,375  -      57,375

Common stock
issued for
cash, $0.12
weighted
average price
per share
           -    884,485   -       884  105,248        -     -   -     106,132

Net loss
           -          -   -         -        -        -     -(450,268)(450,268)

Balance
December 31
1999 RESTATED

      11,000 18,892,485  11   18,892  1,154,458  - (392,625)(879,584)   (98,848)

Common stock
Issued for
Payment of
Subscrip
tions
payable
           -    359,992   0      360     77,413  -        -        -     77,773

Preferred
Stock issued
for cash
$3.00   3,333         -   3        -      9,997  -        -        -     10,000

Common stock
Issued for
Note
Receivable
$1.75      -    300,000   -      300    524,700  -  (525,000)      -          -

Common stock
Issued for
Services
$0.30
           -    120,000   -      120     35,880  -        -        -     36,000

Common stock
Issued for
Prepaid
Consulting
Services
$0.50
           -    200,000   -      200     99,800   (100,000) -       -        -

Current
Period
Recognition
Of prepaid
Consulting
Services
Related to
Common stock
           -          -   -        -         -      10,000  -        -   10,000

Allowance
for bad
debt
established
for
notes
receivable
           -         -   -         -          -         - 917,625   -   917,625

Common stock
Issued for
Cash $0.010
           -    50,000   -        50       4,950        -       -    -    5,000

Net Loss
   -         -   -         -           -        -       -(1,268,621)(1,268,621)

Balance
December
31
2000
      14,333 19,922,477  14  19,922 1,907,198 (90,000) - (2,148,205)  (311,071)

                    See Accompanying Notes to Financial Statements

                                 EVERLERT, INC.
                         (A Development Stage Company)
                           STATEMENTS OF CASH FLOWS


Cash flows from
operating
activities:

Net loss       $    (1,268,621)     $      (450,268)      $ (2,148,205)
Adjustments
to reconcile
net loss to
net cash used
by operating
activities:
Amortization           136,642              102,132           238,774
Bad debt               917,625                    -           917,625
Interest and
financing costs
satisfied in
exchange of
common stock                 -               23,375            23,375
Stock based
Compensation            46,000              125,800           213,900

Changes in
operating assets
and
liabilities:
Increase in
deposits                    -               (53,500)           (53,500)

Increase
(decrease) in
accounts payable         8,251             (318,489)            29,044

Increase in accrued
liabilities             37,492                23,879            63,238

Increase in due
to related
parties                 17,400                     -            17,400

Net cash used
by operating
activities            (105,211)            (547,071)          (698,349)

Cash flows
from financing
activities:
Proceeds from
issuance of notes
payable - related
party                   68,261              173,669            246,930

Proceeds from
issuance of note
payable                 12,249              169,600            217,849

Proceeds from
issuance of
preferred stock         10,000               33,001             43,001

Proceeds from
issuance of
common stock             5,000              106,132           116,932

Proceeds from
issuance of stock
subscriptions
payable                      -               77,773            77,773

Net cash
provided by
financing
activities              95,510              560,175            702,485

Net increase
(decrease)
in cash                 (9,701)              13,104              4,136

Cash, beginning
of period               13,837                  733                  -

Cash, end of
period                   4,136               13,837              4,136

Supplemental
disclosure of cash
flow:
Cash paid for
interest                     -                     -                 -

Schedule of
non-cash
investing and
financing
activities:
12,000,000 common
shares issued
in exchange for
acquired
technology                   -              408,528            408,528

300,000 common
shares issued in
exchange for notes
receivable for
common stock
issuance                    -               450,000            450,000

Debt satisfied
in exchange of
common stock                 -               34,000             34,000

40,000 common
shares issued for
exchange for
payment of debt              -                    -              2,000

200,000 common
shares issued in
exchange for
prepaid
consulting
services                100,000                   -            100,000

Other payables
satisfied
through
issuance of
359,992 common
shares                   77,773                   -             77,773

                 See Accompanying Notes to Financial Statements

                                EVERLERT, INC.
                       (A Development Stage Company)
                       NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES

Description of business - Everlert, Inc. (hereinafter referred to as the "Company") is a development stage company that plans to develop, manufacture, and market voice record and playback smoke detectors and related products including heat sensor Christmas tree ornaments. The Company was incorporated in the State of Nevada on February 3, 1998.

Use of estimates - The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fixed assets - Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense). Currently, the Company has no fixed assets.

Acquired technology - The acquired technology is amortized principally on the straight-line method over a period of 3 years. The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of the acquired technology or whether the remaining balance of the acquired technology should be evaluated for possible impairment. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the intangible asset in measuring their recoverability.

Earnings (loss) per share - Basic earnings (loss) per share excludes any dilutive effects of options, warrants and convertible securities. Basic earnings (loss) per share is computed using the weighted-average number of outstanding common shares during the applicable period. Diluted earnings per share is computed using the weighted average number of common and common stock equivalent shares outstanding during the period. Common stock equivalent shares are excluded from the computation if their effect is antidilutive.

Income taxes - The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

As of December 31, 2000, the Company has available net operating loss carryovers of approximately $2 million that will expire in various periods through 2015. Such losses may not be fully deductible due to the significant amounts of non-cash service costs. The Company has established a valuation allowance for the full tax benefit of the operating loss carryovers due to the uncertainty regarding realization.

Comprehensive income (loss) - The Company has no components of other comprehensive loss. Accordingly, net loss equals comprehensive loss for all periods.

Advertising costs - The Company recognizes advertising expenses in accordance with Statement of Position 93-7 "Reporting on Advertising Costs."
Accordingly, the Company expenses the costs of producing advertisements at the time production occurs, and expenses the costs of communicating advertisements in the period in which the advertising space or airtime is used. The Company has recorded no significant advertising costs for the years ended December 31, 2000 and 1999 and the period from February 3, 1998 (Date of Inception) through December 31, 2000.

Research and development costs - Research and development costs are charged to expense as incurred.

Stock-based compensation - The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of Statements of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and the Emerging Issues Task Force ("EITF") Issue No. 96-18.

2.  ACQUIRED TECHNOLOGY

In April 1999, the Company entered into an agreement to purchase technology from Safe at Home Products, Inc. (related party through common ownership) in exchange for 12,000,000 shares of the Company's common stock. The acquired technology has been recorded at the historical cost of Safe at Home Products, Inc. totaling $408,528. The acquired technology is amortized over 3 years, and is calculated as follows:

Acquired technology                          $  408,528
Less:  accumulated amortization                 238,774

Acquired technology, net                     $  169,754

3.  DEPOSITS

As of December 31, 2000, the Company had deposits of $53,500 related to an acquisition of manufacturing equipment. The equipment will be delivered prior to the commencement of operations.

4.  NOTE PAYABLE

As of December 31, 2000 the Company borrowed $181,849. The note is unsecured, bearing an interest rate of 10%, and is due on demand. Additionally, the holder has the option to convert any unpaid balances, including accrued interest, into shares of the Company's common stock at a price of $1.00 per share.

5.  NOTES RECEIVABLE FOR COMMON STOCK ISSUANCE

The Company entered into several Promissory Note Agreements ("Agreements") during 1999 to exercise warrants acquiring 300,000 shares of the Company's common stock at $1.50 per share and 300,000 shares of the Company's common stock at $1.75 per share. These Agreements entitle the Company to receive funds of $975,000 for the issuance of 600,000 shares of the Company's common stock. In September 1999, the notes receivable for common stock issuance was reduced by $57,375 to satisfy the Company's debt. Accordingly, 38,250 shares of the Company's common stock were transferred from a promissory note holder to the debt holders for full satisfaction of such debts. As of December 31, 2000, the entire balance of $917,625 had been allowed for as bad debt, however the Company plans to take necessary actions to collect these funds.

During 1999, the Company issued 300,000 shares of common stock as a result of warrants exercised at an exercise price of $1.50 per share. In consideration, the Company received a non-recourse promissory note for the value of the warrants exercised totaling $450,000, recorded as notes receivable for common stock issuance. In September 1999, 38,250 shares of the Company's common stock were transferred from the promissory note holder to a party indebted by the Company. As a result, the Company satisfied an obligation totaling $57,375 and reduced its notes receivable for common stock issuance accordingly.

During 2000, the Company issued 300,000 shares of common stock as a result of warrants exercised at an exercise price of $1.75 per share. In consideration, the Company received a non-recourse promissory note for the value of the warrants exercised totaling $525,000, recorded as notes receivable for common stock issuance.

As of December 31, 2000, management of the Company believes the collectability of the notes receivable for common stock issuance totaling $917,625 may be in doubt. Accordingly, an allowance for doubtful accounts was recorded for the full amount of the notes receivable for common stock issuance; however, the Company plans to take necessary actions to collect these funds.

6.  STOCKHOLDERS' EQUITY

Other payables - During 1999, the Company received $77,773 for the issuance of 359,992 common shares. This balance was recorded as the liability "Other payables" until the shares were issued in 2000.

Preferred stock - As of December 31, 2000, 14,333 shares of preferred stock have a conversion feature which may be converted into shares of the Company's common stock on a basis of 10 shares of common stock for 1 share of preferred stock. In addition, these shares of preferred stock are callable 2 years from the date of issuance, but before 3 years from the date of issuance at a redemption rate of 110% of the liquidation value. Accordingly, the liquidation value is stated at $3.00 per share of preferred stock.

Preferred stock dividends in arrears - As of December 31, 2000, the Company has dividends in arrears totaling $5,251.

7.  STOCK BASED COMPENSATION

For the years ended December 31, 2000 and 1999 and the period from February 3, 1998 (Inception) through Deember 31, 2000, the Company incurred expenses resulting from issuance of common stock totaling $46,000, $125,800 and $213,900, respectively. The value of these expenses was primarily determined for the value of services received. The following table summarizes the Company's stock based compensation activities based on the accounts shown on the statements of operations:


                                                             Period from
                                                             February 3
                                                             1998
                                                            (Inception)
                                                             through
                             December 31     December 31     December 31
                                 2000            1999            2000

Consulting                   $    10,000     $   100,000     $   140,000
Research and development               -               -             300
Professional fees                 36,000           25,800         73,600

Total stock based
Compensation                 $    46,000    $    125,800     $   213,900

On July 23, 1998, the Company issued 183,000 shares of its common stock for services rendered in the amount of $9,100 ($0.05 per share). These services consisted of professional fees.

On August 28, 1998, the Company issued 5,000 shares of its common stock for services rendered in the amount of $300 ($0.06 per share). These services consisted of research and development.

On August 28, 1998, the Company issued 150,000 shares of its common stock for services rendered in the amount of $15,000 ($0.10 per share). These services consisted of consulting.
On August 28, 1998, the Company issued an additional 150,000 shares of its common stock for services rendered in the amount of $15,000 ($0.10 per share). These services also consisted of consulting.

On December 31, 1998, the Company issued 2,000 shares of its common stock for services rendered in the amount of $2,700 ($1.35 per share). These services consisted of professional fees.

On March 25, 1999, the Company issued 12,000 shares of its common stock for services rendered in the amount of $12,900 ($1.08 per share). These services consisted of professional fees.

On April 5, 1999, the Company issued 12,000 shares of its common stock for services rendered in the amount of $12,900 ($1.08 per share). These services consisted of professional fees.

On October 29, 1999, the Company issued 2,000,000 shares (see Note 8) of its common stock for services rendered in the amount of $100,000 ($0.05 per share). These services consisted of consulting.

On August 14, 2000, the Company issued 120,000 shares of its common stock for services rendered in the amount of $36,000 ($0.30 per share). These services consisted of professional fees.

During 2000, the Company recognized $10,000 of the $100,000 ($0.50 per share) prepaid consulting services for the August 3, 2000 issuance of 200,000 shares of its common stock (see Note 8).

8.  RELATED PARTY TRANSACTIONS

The Company operates from a leased facility under a month-to-month operating lease. The Company leases the facility from Wyvern Technologies, Inc. (an entity controlled by the president of the Company) for $2,500 per month. For the year ended December 31, 2000 and 1999, rent expense related to Wyvern Technologies, Inc totaled $10,000 and $10,984, respectively.

During 1999, the Company issued 2,000,000 common shares to a stockholder of the Company for consulting services valued at $100,000.

During 2000, the Company issued 200,000 common shares to a director of the Company for prepaid consulting services valued at $100,000. As of December 31, 2000, $10,000 of the prepaid consulting services has been recognized as an expense.

Notes payable - related parties consist of the following at December 31, 2000:

Promissory note payable to Wyvern Technologies, Inc.
(an entity controlled by the president of the Company),
unsecured, bearing an interest rate of 10% and due on
demand.  Holder has option to convert unpaid balances,
including accrued interest, into shares of the Company's
common stock at a price of $1.00 per share                            $173,670

Promissory note payable to a director of the Company,
unsecured, bearing an interest rate of 10% and due on
demand.  Holder has option to convert unpaid balances,
including accrued interest, into shares of the Company's
common stock at a price of $1.00 per share                              68,260

Promissory note payable to a stockholder of the Company,
unsecured, non-interest bearing and due on demand                        5,000

                                                                      $246,930

9.  COMMITMENTS AND CONTINGENCIES

Non-competition agreement - In April 1999, the Company signed a non-competition agreement with Safe at Home Products, Inc. for a period of 5 years, whereby Safe at Home Products, Inc. will not engage or conduct, directly or indirectly, any business in competition with the Company. This agreement was related to technology acquired from Safe at Home Products, Inc. (see Note 2). No value has been assigned to this agreement due to the common ownership between Safe at Home Products, Inc. and the Company.

Other - The Company is involved in a dispute, which has arisen in the ordinary course of business. While the results of this matter cannot be predicted with certainty, the Company's management believes that losses, if any, resulting from the ultimate resolution of this matter will not have a material adverse effect on the Company's results of operations, cash flows or financial position.

10.  RESTATED FINANCIAL STATEMENTS

Subsequent to the issuance of the Company's financial statements, management became aware that those financial statements did not reflect account balances properly for the year ended December 31, 1999 and the period from February 3, 1998 (date of inception) through December 31, 2000. Properly accounting of these items in the revised financial statements has the following effect:

                                               Year Ended       RESTATED
                               Year Ended      December 31      Increase
                               December 31     1999             (Decrease)
                                  1999         (RESTATED)

Revenue                        $         -     $          -      $      -
Operating expenses                 348,591          422,256        73,665
Loss from operations              (348,591)        (342,256)        6,335
Other expense                            -           28,012        28,012
Loss before provision
for income taxes                  (348,591)        (450,268)     (101,677)
Provision for income
taxes                                    -                -             -
Net loss                          (348,591)        (450,268)     (101,677)
Basic and diluted loss
per common share                     (0.05)           (0.06)        (0.01)
Basic and diluted
weighted average
common shares
outstanding                      7,816,424        7,816,424     7,816,424

For the year ended December 31, 1999, the change in the statement of operations was primarily related to adjusting the estimated useful life of the acquired technology from 5 years to 3 years which increased the amortization expense by approximately $75,000. The net change of $101,677 increased the net loss from $348,591 ($0.05 per weighted average common share outstanding) to $450,268 ($0.06 per weighted average common share outstanding).

                                                 Period from
                                 Period from     February 3
                                 February 3      1998
                                 1998            (Date of
                                 (Date of        Inception)
                                 Inception)      through
                                 Through         December 31      RESTATED
                                 December 31     2000             Increase
                                 2000            (RESTATED)       (Decrease)

Revenue
                                 $         -    $        -        $       -
Operating expenses                 2,040,339     2,080,834           40,495
Loss from operations              (2,040,339)   (2,080,834)         (40,495)
Other expense                         37,492        67,371           29,879
Loss before provision for
income taxes                      (2,077,831)   (2,148,205)         (70,374)
Provision for income taxes                 -             -                -
Net loss                          (2,077,831)   (2,148,205)         (80,374)
Basic and diluted loss per
common share                           (0.20)        (0.20)            0.01
Basic and diluted weighted
average common shares
outstanding                       10,594,804    10,594,804       10,594,804

For the year from February 3, 1998 (date of inception) through December 31, 2000, the change in the statement of operations was primarily related to adjusting the estimated useful life of the acquired technology from 5 years to 3 years which increased the amortization expense by approximately $75,000.
The net change of $70,374 increased the net loss from $2,077,831 ($0.20 per weighted average common share outstanding) to $2,148,205 ($0.20 per weighted average common share outstanding).

11.  GOING CONCERN

The Company incurred net losses of approximately $1,268,000 and $450,000 for the years ended December 31, 2000 and 1999 respectively, and its current liabilities exceed the Company's current assets by approximately $534,000 as of December 31, 2000, raising substantial doubt about the Company's ability to continue as a going concern. The Company plans to complete the development of its voice record and playback smoke detector, along with the heat sensor Christmas tree ornaments. The Company will seek additional sources of capital through the issuance of debt or equity financing, but there can be no assurance the Company will be successful in accomplishing its objectives.

The ability of the Company to continue as a going concern is dependent on additional sources of capital and the success of the Company's plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.


L.L. BRADFORD & COMPANY, LLC
Certified Public Accountants & Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
Everlert, Inc.
(A Development Stage Company)
Santa Ana, California

We have audited the accompanying balance sheet of Everlert, Inc. as of December 31, 1999 (restated), and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 1999 (restated) and the period from February 3, 1998 (Date of Inception) through December 31, 1999 (restated). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Everlert, Inc. as of December 31, 1999 (restated), and the results of its activities and cash flows for the year ended December 31, 1999 (restated) and the period from February 3, 1998 (Date of Inception) through December 31, 1999 (restated) in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company has suffered losses from operations and current liabilities exceed current assets, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As more fully described in Note 10, subsequent to the issuance of the Company's December 31, 1999 financial statements and audited report thereon dated March 20, 2000, the Company became aware that those financial statements did not reflect account balances properly. In the original report, the auditor expressed an unqualified opinion on the December 31, 1999 financial statements, and our opinion on the revised statements, as expressed herein, remains unqualified.

/s/ L.L. Bradford & Company, LLC
L.L. Bradford & Company, LLC
August 14, 2000 (except for Note 2, as to which the date is March 26, 2001) Las Vegas, Nevada

2901 El Camino Avenue, Suite 105, Las Vegas, Nevada 89102 ? (702) 735-5030 ? Facsimile (702) 735-4854

                              EVERLERT, INC.
                      (A Development Stage Company)
                               BALANCE SHEET
                             DECEMBER 31, 1999
                                (Restated)

                                  ASSETS

Current assets
Cash                                                 $    13,837
Total current assets                                      13,837

Other assets
Acquired technology, net                                 306,396
Deposits                                                  53,500
Total other assets                                       359,896

Total assets                                             373,733

                LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable                                          20,793
Accrued liabilities                                       25,746
Stock subscriptions payable                               77,773
Notes payable - related party                            178,669
Note payable                                             169,600
Total current liabilities                                472,581

Total liabilities                                        472,581

Commitments and contingencies                                  -

Stockholders' equity
8% cumulative preferred stock; $.001 par
value; 5,000,000 shares authorized, 11,000
shares issued and outstanding                                 11

Common stock; $.001 par value;
50,000,000 shares authorized, 18,892,485 shares
issued and outstanding                                    18,892

Additional paid-in capital                             1,154,458

Notes receivable for common stock issuance              (392,625)

Accumulated deficit                                     (879,584)

Total stockholders' equity                               (98,848)

Total liabilities and stockholders' equity               373,733

                      See Accompanying Notes to Financial


                          EVERLERT, INC.
                   (A Development Stage Company)
                     STATEMENTS OF OPERATIONS


                                       Period from           Period from
                                       February 3            February 3
                                       1998                  1998
                                       (Date of              (Date of
                                       Inception)            Inception)
                                       Through               through
                       Year Ended      December 31           December 31
                       December 31     1998                  1999
                       1999           (RESTATED)            (RESTATED)

Revenue                $         -     $         -          $          -

Operating expenses
Amortizat                  102,132                               102,132
Research and development   100,733          67,650                68,383
General and
administrative             219,391         359,799               579,190

Total operating
expenses                   422,256         427,449               849,705

Loss from operations      (422,256)       (427,449)             (849,705)

Other expense
Interest expense            28,012           1,867                29,879

Loss before provision
for income taxes          (450,268)       (429,316)             (879,584)

Provision for income
taxes                            -               -                     -

Net loss                  (450,268)       (429,316)             (879,584)

Basic and diluted loss
per common share             (0.06)          (0.14)                (0.15)

Basic and diluted
weighted average
common shares
outstanding               7,816,424      2,993,359             5,696,891

                See Accompanying Notes to Financial Statements


                                EVERLERT, INC.
                       (A Development Stage Company)
                     STATEMENT OF STOCKHOLDERS' DEFICIT


                                                       Stock
                Outstanding                            Subcrip          Total
                   Shares       Pref          Add'l    tion    Accumu   Stock
                Pref            erred  Common Paid In  Receiv  lated    Holders
                erred  Common   Stock  Stock  Capital  able    Deficit  Equity

Balance at
February 3
1998
(Date of
inception)          -       -   $   -  $    - $     -  $    -  $     -  $     -

Common stock
issued for
cash, $0.002
weighted
average price
per share           -  3,154,000    -   3,154  2,646        -       -     5,800

Common stock
issued for
expenses $0.086
weighted
average price
per share           -    490,000    -     490  41,610       -       -    42,100

Common stock
issued for
payment
of debt $0.05       -     40,000    -      40   1,960       -       -     2,000

Net loss           -          -    -       -       -       -  (429,316)(429,316)

Balance
December 31
1998               -    3,684,000  -   3,684  46,216       - (429,316) (379,416)
(RESTATED)

Preferred
stock issued
for cash $3.00 11,000           - 11       -  32,990       -        -    33,001

Common stock
issued for
expenses $0.025
weighted
average price
per share           -   2,024,000  -   2,024 123,776       -       -    125,800

Common stock
issued for
acquired
technology
$0.50               -  12,000,000  -  12,000   396,528     -       -    408,528

Common stock
issued for
stock
subscription
receivable
$1.50              -     300,000  -     300   449,700 (450,000) -           -

$57,375 debt
(including
interest and
financing
cost of
$23,375)
satisfied
transfer of
common stock
$1.50               -          -   -       -        -   57,375  -      57,375

Common stock
issued for
cash, $0.12
weighted
average price
per share           -    884,485   -     884  105,248        -  -     106,132

Net loss       -          -   -       -        -        - (450,268)  (450,268)

Balance
December 31
1999 RESTATED
      11,000 18,892,485  11   18,892  1,154,458   (392,625)(879,584)   (98,848)

                  See Accompanying Notes to Financial Statements

                                 EVERLERT, INC.
                         (A Development Stage Company)
                             STATEMENTS OF CASH FLOWS

                                       Period from           Period from
                                       February 3            February 3
                                       1998                  1998
                                       (Date of              (Date of
                                       Inception)            Inception)
                                       Through               through
                       Year Ended      December 31           December 31
                       December 31     1998                  1999
                       1999           (RESTATED)            (RESTATED)
                       (RESTATED)

Cash flows from
operating activities:

Net loss              $   (450,268)    $     (429,316)      $  (879,584)

Adjustments to
reconcile net loss
to net cash used by
operating activities:
Amortization               102,132                  -           102,132
Interest and financing
costs satisfied in
exchange of common
stock                       23,375                  -            23,375

Common stock issued
for expenses               125,800             42,100           167,900

Changes in operating
assets and liabilities:
Increase in deposits       (53,500)                 -           (53,500)
Increase (decrease) in
accounts payable          (318,489)            339,282           20,793
Increase in accrued
liabilities                 23,879              1,867            25,746
Net cash used by
operating activities      (547,071)           (46,067)         (593,138)

Cash flows from
financing activities:
Proceeds from issuance
of notes payable -
related party              173,669              5,000           178,669
Proceeds from issuance
of note payable            169,600             36,000           205,600
Proceeds from issuance
of preferred stock          33,001                  -            33,001
Proceeds from issuance
of common stock            106,132              5,800           111,932
Proceeds from issuance
of stock subscriptions
payable                     77,773                  -            77,773
Net cash provided by
financing activities       560,175             46,800           606,975

Net increase in cash        13,104                733            13,837

Cash, beginning of
period                         733                  -                 -

Cash, end of period         13,837                733            13,837

Supplemental disclosure
of cash flow:
Cash paid for interest           -                  -                 -

Schedule of non-cash
investing and financing
activities:
12,000,000 common
shares issued in
exchange for acquired
technology                 408,528                  -            408,528

300,000 common shares
issued in exchange
for notes receivable
for common
stock issuance             450,000                  -             450,000

Debt satisfied in
exchange of
common stock                34,000                  -              34,000

40,000 common shares
issued for
payment of debt                  -              2,000               2,000

                 See Accompanying Notes to Financial Statements

                                EVERLERT, INC.
                      (A Development Stage Company)
                       NOTES TO FINANCIAL STATEMENTS
                                (Restated)

1.  DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES

Description of business - Everlert, Inc. (hereinafter referred to as the "Company") is a development stage company that plans to develop, manufacture, and market voice record and playback smoke detectors and related products including heat sensor Christmas tree ornaments. The Company was incorporated in the State of Nevada on February 3, 1998.

Use of estimates - The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fixed assets - Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense). Currently, the Company has no fixed assets.

Acquired technology - The acquired technology is amortized principally on the straight-line method over a period of 5 years. The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of the acquired technology or whether the remaining balance of the acquired technology should be evaluated for possible impairment. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the intangible asset in measuring their recoverability.

Earnings (loss) per share - Basic earnings (loss) per share excludes any dilutive effects of options, warrants and convertible securities. Basic earnings (loss) per share is computed using the weighted-average number of outstanding common shares during the applicable period. Diluted earnings per share is computed using the weighted average number of common and common stock equivalent shares outstanding during the period. Common stock equivalent shares are excluded from the computation if their effect is antidilutive.

Income taxes - The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

As of December 31, 1999, the Company has available net operating loss carryovers of approximately $1.6 million that will expire in various periods through 2014. Such losses may not be fully deductible due to the significant amounts of non-cash service costs and the change in ownership rules under
Section 382 of the Internal Revenue Code. The Company has established a valuation allowance for the full tax benefit of the operating loss carryovers due to the uncertainty regarding realization.

Comprehensive income (loss) - The Company has no components of other comprehensive loss. Accordingly, net loss equals comprehensive loss for all periods.

Advertising costs - The Company recognizes advertising expenses in accordance with Statement of Position 93-7 "Reporting on Advertising Costs."
Accordingly, the Company expenses the costs of producing advertisements at the time production occurs, and expenses the costs of communicating advertisements in the period in which the advertising space or airtime is used. The Company has recorded no significant advertising costs for the year ended December 31, 1999 and period ended December 31, 1998.

Research and development costs - Research and development costs are charged to expense as incurred.

Stock-based compensation - The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of Statements of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and the Emerging Issues Task Force ("EITF") Issue No. 96-18.

2.  ACQUIRED TECHNOLOGY

In April 1999, the Company entered into an agreement to purchase technology from Safe at Home Products, Inc. (related party through common ownership) in exchange for 12,000,000 shares of the Company's common stock. The acquired technology has been recorded at the historical cost of Safe at Home Products, Inc. totaling $408,528. The acquired technology is amortized over 3 years, and is calculated as follows:

Acquired technology                      $408,528
Less:  accumulated amortization           102,132

Acquired technology, net                 $306,396

3.  DEPOSITS

As of December 31, 1999, the Company has deposits of $53,500 related to the purchase of manufacturing equipment. The equipment will be delivered prior to the commencement of operations.

4.  NOTE PAYABLE

As of December 31, 1999 the Company borrowed $169,600. The note is unsecured, bearing an interest rate of 10%, and is due on demand. Additionally, the holder has the option to convert any unpaid balances, including accrued interest, into shares of the Company's common stock at a price of $1.00 per share.

5.  NOTES RECEIVABLE FOR COMMON STOCK ISSUANCE

The Company entered into several Promissory Note Agreements ("Agreements") during 1999 to exercise warrants acquiring 300,000 shares of the Company's common stock at $1.50 per share and 300,000 shares of the Company's common stock at $1.75 per share. These Agreements entitle the Company to receive funds of $975,000 for the issuance of 600,000 shares of the Company's common stock. In September 1999, the notes receivable for common stock issuance was reduced by $57,375 to satisfy the Company's debt. Accordingly, 38,250 shares of the Company's common stock were transferred from a stock subscription holder to the debt holders for full satisfaction of such debts.

During 1999, the Company issued 300,000 shares of common stock as a result of warrants exercised at an exercise price of $1.50 per share. In consideration, the Company received a non-recourse promissory note for the value of the warrants exercised totaling $450,000, recorded as notes receivable for common stock issuance. In September 1999, 38,250 shares of the Company's common stock were transferred from the Promissory note holder to a party indebted by the Company. As a result, the Company satisfied an obligation totaling $57,375 and reduced its notes receivable for common stock issuance accordingly.

As of December 31, 1999, note receivable for common stock issuance totaled $392,625.

6.  STOCKHOLDERS' EQUITY

Other payables - During 1999, the Company received $77,773 for the issuance of 359,992 common shares. This balance was recorded as the liability "Other payables" until the shares were issued in 2000.

Preferred stock - As of December 31, 1999, 11,000 shares of preferred stock have a conversion feature which may be converted into shares of the Company's common stock on a basis of 10 shares of common stock for 1 share of preferred stock. In addition, these shares of preferred stock are callable 2 years from the date of issuance, but before 3 years from the date of issuance at a redemption rate of 110% of the liquidation value. Accordingly, the liquidation value is stated at $3.00 per share of preferred stock.
Preferred stock dividends in arrears - As of December 31, 1999, the Company has dividends in arrears totaling $3,451.

7.  STOCK BASED COMPENSATION

For the year ended December 31, 1999 and the period from February 3, 1998 (Inception) through December 31, 1999, the Company incurred expenses resulting from issuance of common stock totaling $45,800 and $133,900, respectively.
The value of these expenses was primarily determined for the value of services received. The following table summarizes the Company's stock based compensation activities based on the accounts shown on the statements of operations:

                                                        Period from
                                                        February 3
                                                        1998
                                                       (Inception)
                                                        through
                                     December 31        December 31
                                        1999               2000

Consulting                           $       100,000    $   130,000
Research and development                           -            300
Professional fees                             25,800         37,600

Total stock based compensation       $       125,800   $    167,900

On July 23, 1998, the Company issued 183,000 shares of its common stock for services rendered in the amount of $9,100 ($0.05 per share). These services consisted of professional fees.

On August 28, 1998, the Company issued 5,000 shares of its common stock for services rendered in the amount of $300 ($0.06 per share). These services consisted of research and development.

On August 28, 1998, the Company issued 150,000 shares of its common stock for services rendered in the amount of $15,000 ($0.10 per share). These services consisted of consulting.

On August 28, 1998, the Company issued an additional 150,000 shares of its common stock for services rendered in the amount of $15,000 ($0.10 per share). These services also consisted of consulting.

On December 31, 1998, the Company issued 2,000 shares of its common stock for services rendered in the amount of $2,700 ($1.35 per share). These services consisted of professional fees.

On March 25, 1999, the Company issued 12,000 shares of its common stock for services rendered in the amount of $12,900 ($1.08 per share). These services consisted of professional fees.

On April 5, 1999, the Company issued 12,000 shares of its common stock for services rendered in the amount of $12,900 ($1.08 per share). These services consisted of professional fees.

On October 29, 1999, the Company issued 2,000,000 shares (see Note 8) of its common stock for services rendered in the amount of $100,000 ($0.05 per share). These services consisted of consulting.

8.  RELATED PARTY TRANSACTIONS

The Company operates from a leased facility under a month-to-month operating lease. The Company leases the facility from Wyvern Technologies, Inc. (an entity controlled by the president of the Company) for $2,500 per month. For the year ended December 31, 1999, rent expense related to Wyvern Technologies, Inc. totaled $10,984. For the period from February 3, 1998 (Date of Inception) through December 31, 1998, no rent expense related to Wyvern Technologies, Inc.

During 1999, the Company issued 2,000,000 common shares to stockholders of the Company for consulting services valued at $2,000.

Note payable - related party - As of December 31, 1999, the Company borrowed $173,669 from a related party. The note is unsecured, payable in one payment including principal and interest at maturity, bearing an interest rate of 10%, and maturing September 2000. Additionally, the holder has the option to convert any unpaid balances, including accrued interest, into shares of the Company's common stock at a price of $1.00 per share.

As of December 31, 1999, the Company borrowed $5,000 from a related party. The balance is non-interest bearing and due on demand.

9.  COMMITMENTS AND CONTINGENCIES

Stock Subscription Agreements - In April 1999, the Company entered into several Common Stock Subscription Agreements ("Subscription Agreements") whereby entitling the Company to receive funds of $525,000 through the issuance of 300,000 shares of the Company's common stock. The common stock related to these Subscription Agreements was issued in March 2000, as further discussed in Note 9. As of December 31, 1999, no shares of the Company's common stock were issued or funds received in relation to these Subscription Agreements.

Non-competition agreement - In April 1999, the Company signed a non-competition agreement with Safe at Home Products, Inc. for a period of 5 years. The Company will not engage or conduct, directly or indirectly, any business in competition with Safe at Home Products, Inc.

Other - The Company is involved in a dispute which has arisen in the ordinary course of business. While the results of this matter cannot be predicted with certainty, the Company's management believes that losses, if any, resulting from the ultimate resolution of this matter will not have a material adverse effect on the Company's results of operations, cash flows or financial position.

10.  RESTATED FINANCIAL STATEMENTS

Subsequent to the issuance of the Company's financial statements, management became aware that those financial statements did not reflect account balances properly for the year ended December 31, 1999 and the period from February 3, 1998 (date of inception) through December 31, 2000. Properly accounting of these items in the revised financial statements has the following effect:

                                               Year Ended     RESTATED
                             Year Ended        December 31    Increase
                             December 31       1999           (Decrease)
                             1999             (RESTATED)

Revenue                      $         -       $         -    $        -
Operating expenses               348,591           422,256        73,665
Loss from operations            (348,591)         (422,256)      (73,665)
Other expense                          -            28,012        28,012
Loss before provision for
income taxes                    (348,591)         (450,268)     (101,677)
Provision for income taxes             -                 -             -
Net loss                        (348,591)         (450,268)     (101,677)
Basic and diluted loss per
common share                       (0.05)            (0.06)        (0.01)
Basic and diluted weighted
average common shares
outstanding                    7,816,424         7,816,424     7,816,424

For the year ended December 31, 1999, the change in the statement of operations was primarily related to adjusting the estimated useful life of the acquired technology from 5 years to 3 years which increased the amortization expense by approximately $75,000. The net change of $101,677 increased the net loss from $348,591 ($0.05 per weighted average common share outstanding) to $450,268 ($0.06 per weighted average common share outstanding).


                                                 Period from
                                 Period from     February 3
                                 February 3      1998
                                 1998            (Date of
                                 (Date of        Inception)
                                 Inception)      through
                                 Through         December 31      RESTATED
                                 December 31     2000             Increase
                                 2000            (RESTATED)       (Decrease)

Revenue                          $         -    $        -        $       -
Operating expenses                 2,040,339     2,080,834           40,495
Loss from operations              (2,040,339)   (2,008,834)         (40,495)
Other expense                         37,492        67,371           29,879
Loss before provision for
income taxes                      (2,077,831)   (2,148,205)         (70,374)
Provision for income taxes                 -             -                -
Net loss                          (2,077,831)   (2,148,205)         (70,374)
Basic and diluted loss per
common share                           (0.20)        (0.20)            0.01`
Basic and diluted weighted
average common shares
outstanding                       10,594,804    10,594,804       10,594,804

For the year from February 3, 1998 (date of inception) through December 31, 2000, the change in the statement of operations was primarily related to adjusting the estimated useful life of the acquired technology from 5 years to 3 years which increased the amortization expense by approximately $75,000.
The net change of $70,374 increased the net loss from $2,077,831 ($0.20 per weighted average common share outstanding) to $2,148,205 ($0.20 per weighted average common share outstanding).

11.  GOING CONCERN

The Company incurred a net loss of approximately $450,000 for the year ended December 31, 1999, and its current liabilities exceed the Company's current assets by approximately $459,000 as of December 31, 1999, raising substantial doubt about the Company's ability to continue as a going concern. The Company plans to complete the development of its voice record and playback smoke detector, along with the heat sensor Christmas tree ornaments. The Company will seek additional sources of capital through the issuance of debt or equity financing, but there can be no assurance the Company will be successful in accomplishing its objectives.

The ability of the Company to continue as a going concern is dependent on additional sources of capital and the success of the Company's plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

12.  SUBSEQUENT EVENTS

In March 2000, the Company issued 300,000 shares of the Company's common stock to satisfy existing notes receivable for common stock issuance (as described in Note 5). The notes receivable for common stock issuance entitles the Company to receive funds of $525,000.

During various dates from March 2000 to May 2000, the Company issued 359,992 shares of the Company's common stock pursuant to its stock subscriptions payable balance of $77,773 at December 31, 1999.

PART III.

ITEMS 1 and 2.  INDEX TO EXHIBITS; DESCRIPTION OF EXHIBITS.

The Exhibits required by Item 601 of Regulation S-B, and an index thereto, are attached to this Form 10-SB.

                              SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Everlert, Inc.


Dated: August 22, 2001                      By: /s/  James J. Weber
                                            James J. Weber, President

                        Special Power of Attorney

The undersigned constitute and appoint James J. Weber their true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Form 10-SB/A Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the U.S. Securities and Exchange Commission, granting such attorney-in-fact the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated:

Signature                    Title                               Date

/s/  James J. Weber        President/Treasurer              August 22, 2001
James J. Weber            (principal financial and
                           accounting officer)/Director

/s/  Jerry G. Hilbert      Vice President/Director          August 22, 2001
Jerry G. Hilbert

                                 EXHIBIT INDEX

Number                               Exhibit Description

2      Share Exchange Agreement between the Company and Safe at
       Home Products, Inc., dated April 1, 1999 (see below).

3.1    Articles of Incorporation (see below).

3.2 Certificate of Amendment of Articles of Incorporation (see below).

3.3    Bylaws (see below).

4      Form of Subscription Agreement used by the Company (see below).

10.1 Convertible Promissory Note between the Company and James T. Marsh, dated March 22, 1999 (see below).

10.2   Convertible Promissory Note between the Company and Wyvern
       Technologies, Inc., dated March 22, 1999 (see below).

10.3 Technology Transfer Agreement between NuCo, Inc. and Safe at Home Products, Inc. (including Non-Competition Agreement), dated April 1, 1999 (see below).

10.4 Class A Note issued by Rich Bourg Financial, Ltd. in favor of the Company, dated April 5, 1999 (see below).

10.5 Class A Note issued by Noved Holdings, Inc. in favor of the Company, dated April 5, 1999 (see below).

10.6 Class B Note issued by Rich Bourg Financial, Ltd. in favor of the Company, dated April 5, 1999 (see below).

10.7 Class B Note issued by Noved Holdings, Inc. in favor of the Company, dated April 5, 1999 (see below).

10.8 Convertible Promissory Note between the Company and Jerry G. Hilbert, dated July 14, 2000 (see below).

16.1 Letter on change in certifying accountant, dated January 11, 2001 (see below).

16.2 Letter on change in certifying accountant, dated January 31, 2001 (incorporated by reference to Exhibit 16 of the Form 8-K filed on February 7, 2001).

21 Subsidiaries of the Company (incorporated by reference to Exhibit 21 of the Form 10-KSB/A filed on September 8, 2000).

                               EX-2
                    SHARE EXCHANGE AGREEMENT


This Share Exchange Agreement ("Agreement") is entered into this 1st day of April, 1999, by and between Safe at Home Products, Inc., a California corporation hereinafter referred to as "SAHP", and Everlert, Inc., a Nevada corporation hereinafter referred to as "Everlert".

WHEREAS, Everlert desires to acquire from SAHP and SAHP desires to issue to Everlert shares of NuCo, Inc., a Nevada corporation ("NuCo"), in an amount equal to one hundred percent (100%) of the issued and outstanding shares of capital stock of NuCo on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual representations, warranties and covenants herein contained, the parties hereto agree as follows:

I. Exchange of Shares.

1.1 Shares to Everlert. Subject to the terms and conditions set forth herein, at the Closing (as defined below), SAHP will issue to Everlert TWELVE MILLION (12,000,000) shares of NuCo, valued at FIFTY CENTS ($0.50) per share, said shares constituting one hundred percent (100%) of all of the issued and outstanding capital stock of NuCo as of the Closing.

1.2 Shares to SAHP. In exchange for the shares of NuCo as described above, Everlert shall issue to SAHP TWELVE MILLION
(12,000,000) shares of restricted common stock of Everlert, valued at FIFTY CENTS ($0.50) per share.

II. Representations and Warranties of the SAHP.

Except for the specific representations and warranties of SAHP made by SAHP or to the best of SAHP's knowledge set forth in this Section 2, SAHP represents and warrants that:

2.1  Organization and Corporate Power

2.1.1 NuCo: (a) is a corporation duly incorporated and validly existing and in good standing under the laws of Nevada; (b) has all the requisite corporate power and authority and all material licenses, permits and authorizations necessary to own and operate its properties and to carry on its business as now conducted; and
(c) the copies of NuCo's Articles of Incorporation and Bylaws have been furnished to Everlert's counsel, reflect all amendments made thereto at any time prior to the date of this Agreement and are correct and complete.

2.1.2 SAHP represents and warrants that: (a) SAHP is a corporation duly incorporated and validly existing and in good standing under the laws of California; (b) SAHP has all requisite corporate power and authority and all material licenses, permits, and authorizations necessary to own and operate its properties and to carry on its business as now conducted; and (c) all authorizations necessary by NuCo to sell its shares as proposed in this Agreement have been obtained.

2.2 Capital Stock and Related Matters. SAHP and NuCo jointly and severally represent and warrant that the authorized capital stock of NuCo consists of twenty five million (25,000,000) shares of common stock, twelve million (12,000,000) of which are issued and outstanding and currently held by SAHP, and no other stock of NuCo is issued and outstanding. To the best of SAHP's knowledge, no shares owned at any time by SAHP have been sold or otherwise transferred to any other person or entity. NuCo does not have outstanding and has not agreed, orally or in writing, to issue any stock or securities convertible or exchangeable for any shares of its stock, nor does it have outstanding nor has it agreed, orally or in writing, to issue any options or rights to purchase or otherwise acquire its stock. NuCo is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of its stock. All of the outstanding shares of NuCo's capital stock are validly issued, fully paid and nonassessable. SAHP represents it has, and upon the execution of this Agreement, Everlert will have, good and marketable title to the shares, free and clear of all security interests, liens, encumbrances, or other restrictions or claims, subject only to restrictions as to marketability imposed by securities laws. Neither SAHP nor NuCo have violated or will violate any applicable securities laws in connection with the transfer of the shares to Everlert hereunder. The stock issuances by NuCo to SAHP complied with all applicable foreign and domestic securities laws and regulations on the date and time of issuance.

2.3 Subsidiaries. NuCo represents and warrants, and SAHP represents and warrants to the best of SAHP's knowledge that NuCo does not own or hold any rights to acquire any shares of stock or any other security or any interest in any other corporation or entity.

2.4 Conduct of Business; Liabilities. To the best of SAHP's knowledge, NuCo is not in default under, and no condition exists that with notice or lapse of time would constitute a default of NuCo under (i) any mortgage, loan agreement, evidence of indebtedness, or other instrument evidencing borrowed money to which NuCo is a party or by which NuCo or the properties of NuCo are bound or (ii) any judgment, order, or injunction of any court, arbitrator, or governmental agency that would reasonably be expected to affect materially and adversely the business, financial condition, or results of operations of NuCo taken as a whole.

2.5 No Undisclosed Liabilities. Except for liabilities and obligations incurred in the ordinary course of business since
April 13, 1999, neither NuCo nor any of the property of NuCo is subject to any material liability or obligation.

2.6 Title and Related Matters. To the best of the knowledge of SAHP, NuCo has good and marketable title to all of its property, real and personal, and other assets (except properties and assets sold or otherwise disposed of subsequent to April 13, 1999 in the ordinary course of business or as contemplated in this Agreement), free and clear of all security interests, mortgages, liens, pledges, charges, claims or encumbrances of any kind or character, except (i) statutory liens for property taxes not yet delinquent or payable subsequent to the date of this Agreement and statutory or common law liens securing the payment or performance of any obligation of NuCo, the payment or performance of which is not delinquent, or that is payable without interest or penalty subsequent to the date on which this representation is given, or the validity of which is being contested in good faith by NuCo; (ii) the rights of customers of NuCo with respect to inventory under orders or contracts entered into by NuCo in the ordinary course of business; and (iii) claims, easements, liens and other encumbrances of record pursuant to filings under real property recording statutes.

2.7 Litigation. To the best of the knowledge of SAHP, there are no material actions, suits, proceedings, orders, investigations, or claims pending or, to the best of the knowledge of SAHP, assertable or overtly threatened against NuCo or any property of NuCo, at law or in equity, or before or by any governmental department, commission, board, bureau, agency or instrumentality; NuCo is not subject to any arbitration proceedings under collective bargaining agreements or otherwise or, to the best of the knowledge of NuCo, any governmental investigations or inquiries; and to the best of the knowledge of NuCo, there is no basis for any of the foregoing.

2.8 Compliance with Laws. To the best of the knowledge of SAHP, NuCo is, in the conduct of its business, in substantial compliance with all laws, statutes, ordinances, regulations, orders, judgments or decrees applicable to them, the enforcement of which, if NuCo was not in compliance therewith, would have a materially adverse effect on the business of NuCo, taken as a whole. NuCo has not received any notice of any asserted present or past failure by NuCo to comply with such laws, statutes, ordinances, regulations, orders, judgments or decrees.

2.9 No Brokers. There are no claims for brokerage commissions, finders' fees, or similar compensation in connection with this Agreement based on any arrangement or agreement binding upon any of the parties hereto.

2.10 Disclosure. To the best of the knowledge of SAHP, neither this Agreement nor any of the exhibits, schedules, attachments, written statements, documents, certificates, or other items prepared or supplied to Everlert by or on behalf of SAHP with respect to this purchase contain any untrue statement of a material fact or omit a material fact necessary to make each statement contained herein or therein not misleading.

2.11 Power of Attorney. To the best of the knowledge of SAHP, no material power of attorney or similar authorization given by NuCo is presently in effect.

2.12 Property. Exhibit A contains lists of all material tangible personal property, intellectual and other intangible property, and other assets owned or held by NuCo and used or useful in the conduct of the business of NuCo. Except as set forth in Exhibit A, NuCo owns and has good title to such properties and none of such properties is subject to any security interest, mortgage, pledge, conditional sales agreement or other lien or encumbrance (except for liens for current taxes, assessments, charges or other governmental levies not yet due and payable). Except as set forth in Exhibit A and to the best of the knowledge of SAHP, all material properties listed therein are generally in good operating condition and repair (ordinary wear and tear excepted), are performing satisfactorily, and are available for immediate use in the conduct of the business and operations of NuCo. To the best of the knowledge of NuCo, all such tangible personal property is in compliance in all material respects with all applicable statutes, ordinances, rules and regulations. The properties listed in Exhibit A include all material properties necessary to conduct the business and operations of NuCo as now conducted.

III.  Representations and Warranties of Everlert.

As a material inducement to SAHP to enter into this Agreement and sell the shares of NuCo, Everlert hereby represents and warrants to SAHP as follows:

3.1 Organization; Power. Everlert is a corporation duly incorporated and validly existing under the laws of the State of Nevada, and has all requisite corporate power and authority to enter into this Agreement and perform its obligations hereunder.

3.2 Authorization. The execution, delivery, and performance by Everlert of this Agreement and all other agreements contemplated hereby to which Everlert is a party have been duly and validly authorized by all necessary corporate action of Everlert, and this Agreement and each other agreement, when executed and delivered by the parties thereto, will constitute the legal, valid and binding obligation of Everlert enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency and similar statutes affecting creditors' rights generally and judicial limits on equitable remedies.

3.3 No Conflict with Other Instruments or Agreements. The execution, delivery and performance by Everlert of this Agreement and all other agreements contemplated hereby to which Everlert is a party will not result in a breach or violation of, or constitute a default under, its Articles of Incorporation or Bylaws or any material agreement to which Everlert is a party or by which Everlert is bound.

3.4 Governmental Authorities. To the best of the knowledge of Everlert, (i), Everlert is not required to submit any notice, report, or other filing with any governmental or regulatory authority in connection with the execution and delivery by Everlert of this Agreement and the consummation of the purchase and (ii) no consent, approval or authorization of any governmental or regulatory authority is required to be obtained by Everlert or any affiliate in connection with Everlert's execution, delivery and performance of this Agreement and the consummation of this purchase.

3.5 Litigation. There are no actions, suits, proceedings or governmental investigations or inquiries pending or, to the knowledge of Everlert, threatened against Everlert or its properties, assets, operations or businesses that might delay, prevent or hinder the consummation of this purchase.

3.6  Investment Representations.

3.6.1 During the course of the negotiation of this Agreement, Everlert has reviewed all information provided to it by SAHP and has had the opportunity to ask questions of and receive answers from representatives of SAHP concerning NuCo, to obtain certain additional information requested by Everlert. Everlert has had access to all of the books and records of NuCo, to audited and unaudited statements, to personnel of NuCo familiar with its financial and operational issues and to bankers and accountant familiar with NuCo and its operations.

3.6.2 Everlert understands that the shares to be acquired have not been registered under the Securities Act of 1933, as amended
(1933 Act) or under any state securities law.

3.6.3 Everlert understands that the shares cannot be resold in a transaction to which the 1933 Act and state securities laws apply unless (i) subsequently registered under the 1933 Act and applicable state securities laws or (ii) exemptions from such registrations are available. Everlert is aware of the provisions of Rule 144 promulgated under the 1933 Act which permit limited resale of shares purchased in a private transaction subject to the satisfaction of certain conditions.

3.6.4 Everlert understands that no public market now exists for the shares and that it is uncertain that a public market will ever exist for the shares.

3.7 Brokerage. There are no claims for brokerage commissions, finders' fees, or similar compensation in connection with this Agreement based on any arrangement or agreement entered into by Everlert and binding upon any of the parties hereto.

IV.  Conduct of NuCo's Business Pending the Closing.

From the date hereof until the Closing, and except as otherwise consented to or approved by Everlert in writing, SAHP covenants and agrees with Everlert as follows and covenants and agrees with Everlert that NuCo will not take any action (or cause any action to be taken) which will create a conflict with any of the following:

4.1 Regular Course of Business. NuCo will operate its business in accordance with the reasonable judgment of its management, diligently and in good faith, consistent with past management practices, and NuCo will continue to use its reasonable efforts to keep available the services of present officers and employees (other than planned retirements) and to preserve its present relationships with persons having business dealings with it.

4.2 Capital Changes. NuCo will not issue any shares of its stock, or issue or sell any securities convertible into or exchangeable for its stock, or options, warrants to purchase, or rights to subscribe to any shares of its stock, or subdivide or in any way reclassify any shares of its capital stock, or repurchase, reacquire, cancel or redeem any such shares, except as may be required by the terms of this Agreement.

4.4 Assets. The assets, property and rights now owned by NuCo will be used, preserved and maintained, as far as practicable, in the ordinary course of business, to the same extent and in the same condition as said assets, property and rights are on the date of this Agreement, ordinary wear and tear excepted, and no unusual or novel methods of manufacture, purchase, sale, management or operation of said properties or business or accumulation or valuation of inventory will be made or instituted.

4.5 Insurance. NuCo will keep or cause to be kept in effect and undiminished the insurance now in effect on its various properties and assets.

4.6 Employees. NuCo will not grant to any employee any promotion, any increase in compensation or any bonus or other award other than promotions, increases or awards that are regularly scheduled in the ordinary course of business or contemplated on the date of this Agreement.

4.7 No Violations. NuCo will comply in all material respects with all statutes, laws, ordinances, rules and regulations applicable to it in the ordinary course of business.

4.8 Public Announcements. No press release or other announcement to the employees, customers or suppliers of NuCo related to this Agreement or this purchase will be issued without the joint approval of the parties, unless required by law, in which case Everlert and SAHP will consult with each other regarding the announcement.

V.  Closing.

5.1 Time, Place and Manner of Closing. Unless this Agreement has been terminated and this purchase has been abandoned pursuant to the provisions of Section 6, the Closing will be held at the offices of Everlert on April 1, 1999 or as soon as practicable after the satisfaction of the various conditions precedent to the Closing set forth herein, but in no event later than April 30, 1999. At the Closing, the parties to this Agreement will exchange certificates, notes, guaranties, and other instruments and documents in order to determine whether the terms and conditions of this Agreement have been satisfied. Upon the determination of each party that its conditions to consummate this purchase have been satisfied or waived, SAHP shall deliver to Everlert the certificate(s) evidencing the shares of NuCo, duly endorsed for transfer or with Stock Powers attached, and Everlert shall deliver to SAHP the certificate evidencing the shares of Everlert.

5.2 Consummation of Closing. All acts, deliveries and confirmations comprising the Closing regardless of chronological sequence shall be deemed to occur contemporaneously and simultaneously upon the occurrence of the last act, delivery or confirmation of the Closing and none of such acts, deliveries or confirmations shall be effective unless and until the last of the same shall have occurred. The time of the Closing has been scheduled to correspond with the close of business at the principal office of Everlert and, regardless of when the last act, delivery or confirmation of the Closing shall take place, the transfer of the shares shall be deemed to occur as of the close of business at the principal office of Everlert on the date of Closing.

VI. Termination.

6.1 Termination for Cause. If, pursuant to the provisions of this Agreement, SAHP or Everlert is not obligated at the Closing to consummate this Agreement, then the party who is not so obligated may terminate this Agreement.

6.2 Termination Without Cause. Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and abandoned at any time without further obligation or liability on the part of any party in favor of any other by mutual consent of Everlert and SAHP.

6.3 Termination Procedure. Any party having the right to terminate this Agreement may terminate this Agreement prior to Closing by delivering to the other party written notice of termination, and thereupon, this Agreement will be terminated without obligation or liability of any party.

VII. Indemnification.

7.1 SAHP's Indemnity. Subject to the terms of this Section, SAHP hereby agrees to indemnify, defend and hold harmless Everlert and its officers, directors, agents, attorneys, accountants and affiliates from and against any and all losses, claims, obligations, demands, assessments, penalties, liabilities, costs, damages, reasonable attorneys' fees and expenses (Damages) asserted against or incurred by Everlert by reason of or resulting from a breach by SAHP or NuCo of any representation, warranty or covenant contained herein, or in any agreement executed pursuant thereto.

7.2 Everlert's Indemnity. Subject to the terms of this Section, Everlert hereby agrees to indemnify, defend and hold harmless SAHP and its officers, directors, agents, attorneys, accountants and affiliates from and against any and all losses, claims, obligations, demands, assessments, penalties, liabilities, costs, damages, reasonable attorneys' fees and expenses (Damages) asserted against or incurred by SAHP by reason of or resulting from a breach by Everlert of any representation, warranty or covenant contained herein, or in any agreement executed pursuant thereto.

7.3 Remedies Not Exclusive. The remedies provided for in this Section shall not be exclusive of any other rights or remedies available by one party against the other, either at law or in equity.

VIII. Miscellaneous Provisions.

8.1 Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified or supplemented only by a written agreement signed by Everlert and SAHP.

8.2  Waiver of Compliance; Consents.

8.2.1 Any failure of any party to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the performance of such obligation, covenant or agreement or who has the benefit of such condition, but such waiver or failure to insist upon strict compliance with such obligation, covenant, or agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

8.2.2 Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent will be given in a manner consistent with the requirements for a waiver of compliance as set forth above.

8.3 Notices. All Notices, requests, demands and other communications required or permitted hereunder will be in writing and will be deemed to have been duly given when delivered by (i) hand; (ii) reliable overnight delivery service; or (iii) facsimile transmission.

If to Everlert, to: 1201 E. Warner Avenue, Santa Ana, California
92705

If to SAHP, to: 1201 E. Warner Avenue, Santa Ana, California
92705

If to NuCo, to: 1201 E. Warner Avenue, Santa Ana, California
92705

8.4 Titles and Captions. All section titles or captions contained in this Agreement are for convenience only and shall not be deemed part of the context nor effect the interpretation of this Agreement.

8.5 Entire Agreement. This Agreement contains the entire understanding between and among the parties and supersedes any prior understandings and agreements among them respecting the subject matter of this Agreement.

8.6 Agreement Binding. This Agreement shall be binding upon the heirs, executors, administrators, successors and assigns of the parties hereto.

8.7 Attorneys' Fees. In the event an arbitration, suit or action is brought by any party under this Agreement to enforce any of its terms, or in any appeal therefrom, it is agreed that the prevailing party shall be entitled to reasonable attorneys fees to be fixed by the arbitrator, trial court, and/or appellate court.

8.8 Computation of Time. In computing any period of time pursuant to this Agreement, the day of the act, event or default from which the designated period of time begins to run shall be included, unless it is a Saturday, Sunday or a legal holiday, in which event the period shall begin to run on the next day that is not a Saturday, Sunday or legal holiday.

8.9 Pronouns and Plurals. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

8.10  Governing Law.  THIS AGREEMENT AND THE RIGHTS AND
OBLIGATIONS OF THE PARTIES HERETO SHALL BE GOVERNED, CONSTRUED
AND ENFORCED IN  ACCORDANCE WITH THE LAWS OF THE STATE OF
NEVADA.  THE PARTIES AGREE  THAT ANY LITIGATION RELATING DIRECTLY
OR INDIRECTLY TO THIS AGREEMENT MUST BE BROUGHT BEFORE AND
DETERMINED BY A COURT OF COMPETENT JURISDICTION WITHIN THE STATE
OF NEVADA.

8.11 Arbitration. If at any time during the term of this Agreement any dispute, difference, or disagreement shall arise upon or in respect of this Agreement, and the meaning and construction hereof, every such dispute, difference, and disagreement shall be referred to a single arbiter agreed upon by the parties, or if no single arbiter can be agreed upon, an arbiter or arbiters shall be selected in accordance with the rules of the American Arbitration Association and such dispute, difference or disagreement shall be settled by arbitration in accordance with the then prevailing commercial rules of the American Arbitration Association, and judgment upon the award rendered by the arbiter may be entered in any court having jurisdiction thereof.

8.12 Presumption. This Agreement or any Section thereof shall not be construed against any party due to the fact that said
Agreement or any section thereof was drafted by said party.

8.13 Further Action. The parties hereto shall execute and deliver all documents, provide all information and take or forbear from all such action as may be necessary or appropriate to achieve the purposes of the Agreement.

8.14 Parties in Interest. Nothing herein shall be construed to be to the benefit of any third party, nor is it intended that any provision shall be for the benefit of any third party.

8.15 Confidentiality. The parties shall keep this Agreement and its terms confidential, but any party may make such disclosures as it reasonably considers are required by law or necessary to obtain financing. In the event that the transactions contemplated by this Agreement are not consummated for any reason whatsoever, the parties hereto agree not to disclose or use any confidential information they may have concerning the affairs of other parties, except for information which is required by law to be disclosed. Confidential information includes, but is not limited to, financial records, surveys, reports, plans, proposals, financial information, information relating to personnel contracts, stock ownership, liabilities and litigation.

8.16 Costs, Expenses and Legal Fees. Whether or not the transactions contemplated hereby are consummated, each party hereto shall bear its own costs and expenses (including attorneys' fees).

8.17 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effecting during the term hereof, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision never comprised a part hereof; and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid and unenforceable provision, there shall be added automatically as part of this Agreement a provision as similar in nature in its terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

8.18 Counterparts and Facsimile Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. For purposes of this Agreement, facsimile signatures shall be treated as originals until such time that applicable pages bearing non-facsimile signatures are obtained from the relevant party or parties.

IN WITNESS WHEREOF, the parties hereto have set their hands this 1st day of April, 1999.

Everlert, Inc., a Nevada Corporation


By: /s/  James Weber
James Weber, President


Safe at Home Products, Inc.


By: /s/  James Weber
James Weber, President

                              EX-3.1
                   ARTICLES OF INCORPORATION
                               OF
                         EVERLERT, INC.


1. Name of Company:

Everlert, Inc.

2. Resident Agent:

The resident agent of the Company is: Nevada Internet Corporation
Enterprises, Inc., 3110 S. Valley View, Suite 201, Las Vegas,
Nevada 89102.

3. Board of Directors:

The Company shall initially have one director (1) who is Tracy Marsh, 1201 E. Warner Ave., Santa Ana, CA 92705. This individual shall serve as director until their successor or successors have been elected and qualified. The number of directors may be increased or decreased by a duly adopted amendment to the By-Laws of the Corporation.

4. Authorized Shares:

The aggregate number of shares which the corporation shall have authority to issue shall consist of 25,000,000 shares of Common Stock having a $.001 par value. The Common Stock of the Company may be issued from time to time without prior approval by the stockholders. The Common Stock may be issued for such consideration as may be fixed from time to time by the Board of Directors. The Board of Directors may issue such share of Common and/or Preferred Stock in one or more series, with such voting powers, designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution or resolutions.

5. Preemptive Rights and Assessment of Shares:

Holders of Common Stock or Preferred Stock of the corporation shall not have any preference, preemptive right or right of subscription to acquire shares of the corporation authorized, issued, or sold, or to be authorized, issued or sold, or to any obligations or shares authorized or issued or to be authorized or issued, and convertible into shares of the corporation, nor to any right of subscription thereto, other than to the extent, if any, the Board of Directors in its sole discretion, may determine from time to time.

The Common Stock of the Corporation, after the amount of the subscription price has been fully paid in, in money, property or services, as the directors shall determine, shall not be subject to assessment to pays the debts of the corporation, nor for any other purpose, and no Common Stock issued as fully paid shall ever be assessable or assessed, and the Articles of Incorporation shall not be amended to provide for such assessment.

6. Directors' and Officers' Liability

A director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

7. Indemnity

Every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

Without limiting the application of the foregoing, the Board of Directors may adopt By-Laws from time to time without respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause the corporation to purchase or maintain insurance on behalf of any person who is or was a director or officer.

8. Amendments

Subject at all times to the express provisions of Section 5 on the Assessment of Shares, this corporation reserves the right to amend, alter, change, or repeal any provision contained in these Articles of Incorporation or its By-Laws, in the manner now or hereafter prescribed by statute or the Articles of Incorporation or said By-Laws, and all rights conferred upon shareholders are granted subject to this reservation.

9. Power of Directors

In furtherance, and not in limitation of those powers conferred by statute, the Board of Directors is expressly authorized:

(a) Subject to the By-Laws, if any, adopted by the shareholders, to make, alter or repeal the By-Laws of the corporation;

(b) To authorize and caused to be executed mortgages and liens, with or without limitations as to amount, upon the real and personal property of the corporation;

(c) To authorize the guaranty by the corporation of the securities, evidences of indebtedness and obligations of other persons, corporations or business entities;

(d) To set apart out of any funds of the corporation available for dividends a reserve or reserves for any proper purpose and to abolish any such reserve;

(e) By resolution adopted by the majority of the whole board, to designate one or more committees to consist of one or more directors of the of the corporation, which, to the extent provided on the resolution or in the By-Laws of the corporation, shall have and may exercise the powers of the Board of Directors in the management of the affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have name and names as may be stated in the By-Laws of the corporation or as may be determined from time to time by resolution adopted by the Board of Directors.

All the corporate powers of the corporation shall be exercised by the Board of Directors except as otherwise herein or in the By-Laws or by law.

IN WITNESS WHEREOF,  I hereunder set my hand on Tuesday, February
03, 1998, hereby declaring and certifying that the facts stated hereinabove are true.


/s/  Thomas C. Cook
Signature of Incorporator


Thomas C. Cook, Esq.
3110 S. Valley View, Suite 201
Las Vegas, Nevada 89102

State of Nevada )

County of Clark )

This instrument was acknowledged before me on February 3, 1998, by Thomas C. Cook.

/s/  Mauri Berkowitz
Mauri Berkowitz
Notary Public Signature

Certificate of Acceptance of Appointment as Resident Agent: I,
Ted D. Campbell II, as a principal of Nevada Internet Corporation
Enterprises, Inc.("NICE"), hereby accept appointment of NICE as the resident agent for the above referenced company.


/s/  Ted D. Campbell II
Ted D. Campbell II

                            EX-3.2
       CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION
          (Before Payment of Capital or Issuance of Stock)

I, Thomas C. Cook, Esq. (Sole Original Incorporator), certify that:

1. They constitute at least two-thirds of the original incorporators of Everlert, Inc. (C2090-98), a Nevada corporation.

2. The original Articles were filed in the Office of the Secretary of State on February 3, 998.

3. As of the date of this certificate, no stock of the corporation bas been issued.

4. They hereby adopt the following amendments to the articles of incorporation of this corporation:

ARTICLE 4 is amended to read as follows:

The aggregate number of shares which the corporation shall have authority to issue shall consist of 50,000,000 shares of Common Stock having a $.001 par value, and 5,000,000 shares of Preferred Stock having a $.001 par value. The Common and/or Preferred Stock of the Company may be issued from time to time without prior approval by the stockholders. The Common and/or Preferred Stock may be issued for such consideration as may be fixed from time to time by the Board of Directors. The Board of Directors may issue such shares of Common and/or Preferred Stock in one or more series. with such voting powers, designations. preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution or resolutions.

/s/  Thomas C. Cook
Thomas C. Cook, Esq.


This instrument was acknowledged before me on this 5th day of February, 1998 by Thomas C. Cook, Esq.


/s/  Matthew J. Blevens
(Notary Public Signature)

                              EX-3.3
                              BYLAWS
                                OF
                           EVERLERT, INC.


                             ARTICLE I
                               OFFICES

The principal office of the Corporation in the State of Nevada shall be located in Las Vegas, County of Clark. The Corporation may have such other offices, either within or without the State of Nevada, as the Board of Directors may designate or as the business of the Corporation may require from time to time.

                              ARTICLE II
                             SHAREHOLDERS

SECTION 1. Annual Meeting. The annual meeting of the shareholders shall be held on the first day in the month of February in each year, beginning with the year 1999, at the hour of one o'clock p.m., for the purpose of electing Directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next business day. If the election of Directors shall not be held on the day designated herein for any annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as soon as conveniently may be.

SECTION 2. Special Meetings. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the President or by the Board of Directors, and shall be called by the President at the request of the holders of not less than fifty percent (50%) of all the outstanding shares of the Corporation entitled to vote at the meeting.

SECTION 3. Place of Meeting. The Board of Directors may designate any place, either within or without the State of Nevada, unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the State of Nevada, unless otherwise prescribed by statute, as the place for the holding of such meeting. If no designation is made, the place of the meeting will be the principal office of the Corporation.

SECTION 4. Notice of Meeting. Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall unless otherwise prescribed by statute, be delivered not less than ten (10) days nor more than sixty (60) days before the date of the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his/her address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

SECTION 5. Closing of Transfer Books or Fixing of Record. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the Corporation may provide that the stock transfer books shall be closed for a stated period, but not to exceed in any case fifty
(50) days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten (10) days immediately preceding such meeting. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than fifty (50) days and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the stock transfer books are not closed and no record date is fixed for determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

SECTION 6. Voting Lists. The officer or agent having charge of the stock transfer books for shares of the Corporation shall make a complete list of the shareholders entitled to vote at each meeting of shareholders or at any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each. Such list shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting for the purposes thereof.

SECTION 7. Quorum. A majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

SECTION 8. Proxies. At all meetings of shareholders, a shareholder may vote in person or by proxy executed in writing by the shareholder by his/her duly authorized attorney-in-fact.
Such proxy shall be filed with the secretary of the Corporation before or at the time of the meeting.

SECTION 9. Voting of Shares. Each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of shareholders.

SECTION 10. Voting of Shares by Certain Holders. Shares standing in the name of another corporation may be voted by such officer, agent or proxy as the Bylaws of such corporation may prescribe or, in the absence of such provision, as the Board of Directors of such corporation may determine. Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name.

Shares standing in the name of a receiver may be voted by such receiver, and the shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name, if authority to do so be contained in an appropriate order of the court by which such receiver was appointed.

A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

Shares of its own stock belonging to the Corporation shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

SECTION 11. Informal Action by Shareholders. Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

                            ARTCLE III
                        BOARD OF DIRECTORS

SECTION 1. General Powers. The Board of Directors shall be responsible for the control and management of the affairs, property and interests of the Corporation and may exercise all powers of the Corporation, except as are in the Articles of Incorporation or by statute expressly conferred upon or reserved to the shareholders.

SECTION 2. Number, Tenure and Qualifications. The number of directors of the Corporation shall be fixed by the Board of Directors, but in no event shall be less than one (1). Each director shall hold office until the next annual meeting of shareholders and until his/her successor shall have been elected and qualified.

SECTION 3. Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this Bylaw immediately after, and at the same place as, the annual meeting of shareholders. The Board of Directors may provide, by resolution, the time and place for the holding of additional regular meetings without notice other than such resolution.

SECTION 4. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President or any two directors. The person or persons authorized to call special meetings of the Board of Directors may fix the place for holding any special meeting of the Board of Directors called by them.

SECTION 5. Notice. Notice of any special meeting shall be given at least one (1) day previous thereto by written notice delivered personally or mailed to each director at his business address, or by telegram. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the notice be given to the telegraph company. Any directors may waive notice of any meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

SECTION 6. Quorum. A majority of the number of directors fixed by Section 2 of this Article shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

SECTION 7. Telephonic Meeting. A meeting of the Board of
Directors may be had by means of a telephone conference or similar communications equipment by which all persons participating in the meeting can hear each other, and the participation in a meeting under such circumstances shall constitute presence at the meeting.

SECTION 8. Manner of Acting. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

SECTION 9. Action Without a Meeting. Any action that may be taken by the Board of Directors at a meeting may be taken without a meeting if a consent in writing, setting forth the action so to be taken, shall be signed before such action by all of the directors.

SECTION 10. Vacancies. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors, unless otherwise provided by law. A director elected to fill a vacancy shall be elected for the unexpired term of his/her predecessor in office. Any directorship to be filled by reason of an increase in the number of directors may be filled by election by the Board of Directors for a term of office continuing only until the next election of directors by the shareholders.

SECTION 11. Resignation. Any director may resign at any time by giving written notice to the Board of Directors, the President or the Secretary of the Corporation. Unless otherwise specified in such written notice such resignation shall take effect upon receipt thereof by the Board of Directors or such officer, and the acceptance of such resignation shall not be necessary to make it effective.

SECTION 12. Removal. Any director may be removed with or without cause at any time by the affirmative vote of shareholders holding of record in the aggregate at least a majority of the outstanding shares of stock of the Corporation at a special meeting of the shareholders called for that purpose, and may be removed for cause by action of the Board.

SECTION 13. Compensation. By resolution of the Board of Directors, each director may be paid for his/her expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a stated salary as director or a fixed sum for attendance at each meeting of the Board of Directors or both. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

SECTION 14. Contracts. No contract or other transaction between this Corporation and any other corporation shall be impaired, affected or invalidated, nor shall any director be liable in any way by reason of the fact that one or more of the directors of this Corporation is or are interested in, or is a director or officer, or are directors or officers of such other corporations, provided that such facts are disclosed or made known to the Board of Directors, prior to their authorizing such transaction. Any director, personally and individually, may be a party to or may be interested in any contract or transaction of this Corporation, and no directors shall be liable in any way by reason of such interest, provided that the fact of such interest be disclosed or made known to the Board of Directors prior to their authorization of such contract or transaction, and provided that the Board of Directors shall authorize, approve or ratify such contract or transaction by the vote (not counting the vote of any such Director) of a majority of a quorum, notwithstanding the presence of any such director at the meeting at which such action is taken. Such director or directors may be counted in determining the presence of a quorum at such meeting. This Section shall not be construed to impair, invalidate or in any way affect any contract or other transaction which would otherwise be valid under the law (common, statutory or otherwise) applicable thereto.

SECTION 15. Committees. The Board of Directors, by resolution adopted by a majority of the entire Board, may from time to time designate from among its members an executive committee and such other committees, and alternate members thereof, as they may deem desirable, with such powers and authority (to the extent permitted by law) as may be provided in such resolution. Each such committee shall serve at the pleasure of the Board.

SECTION 16. Presumption of Assent. A director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his/her dissent shall be entered into the minutes of the meeting or unless he/she shall file written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof, or shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

                            ARTICLE IV
                              OFFICERS

SECTION 1. Number. The officers of the Corporation shall be a President, one or more Vice Presidents, a Secretary, and a Treasurer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors, including a Chairman of the Board. In its discretion, the Board of Directors may leave unfilled for any such period as it may determine any office except those of President and Secretary. Any two or more offices may be held by the same person. Officers may be directors or shareholders of the Corporation.

SECTION 2. Election and Term of Office. The officers of the Corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Each officer shall hold office until his/her successor shall have been duly elected and shall have qualified, or until his/her death, or until he/she shall resign or shall have been removed in the manner hereinafter provided.

SECTION 3. Resignation. Any officer may resign at any time by giving written notice of such resignation to the Board of Directors, or to the President or the Secretary of the Corporation. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board of Directors or by such officer, and the acceptance of such resignation shall not be necessary to make it effective.

SECTION 4. Removal. Any officer or agent may be removed by the Board of Directors whenever, in its judgment, the best interests of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights, and such appointment shall be terminable at will.

SECTION 5. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term.

SECTION 6. President. The President shall be the principal executive officer of the Corporation and, subject to the control of the Board of Directors, shall in general supervise and control all of the business and affairs of the Corporation. He/she shall, when present, preside at all meetings of the shareholders and of the Board of Directors, unless there is a Chairman of the Board, in which case the Chairman will preside. The President may sign, with the Secretary or any other proper officer of the Corporation thereunto authorized by the Board of Directors, certificates for shares of the Corporation, any deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

SECTION 7. Vice President. In the absence of the President or in event of his/her death, inability or refusal to act, the Vice President shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The Vice President shall perform such other duties as from time to time may be assigned by the President or by the Board of Directors. If there is more than one Vice President, each Vice President shall succeed to the duties of the President in order of rank as determined by the Board of Directors. If no such rank has been determined, then each Vice President shall succeed to the duties of the President in order of date of election, the earliest date having first rank.

SECTION 8. Secretary. The Secretary shall: (a) keep the minutes of the proceedings of the shareholders and of the Board of Directors in one or more minute book provided for that purpose;
(b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation and see that the seal of the Corporation is affixed to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized; (d) keep a register of the post office address of each shareholder which shall be furnished to the Secretary by such shareholder; (e) sign with the president certificates for shares of the Corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (f) have general charge of the stock transfer books of the Corporation; and (g) in general perform all duties incident to the office of the Secretary and such other duties as from time to time may be assigned by the President or by the Board of Directors.

SECTION 9. Treasurer. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the Corporation; (b) receive and give receipts for moneys due and payable to the Corporation from any source whatsoever, and deposit all such moneys in the name of the Corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of Article VI of these Bylaws; and (c) in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

SECTION 10. Salaries. The salaries of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving such salary by reason of the fact that he/she is also a director of the corporation.

SECTION 11. Sureties and Bonds. In case the Board of Directors shall so require any officer, employee or agent of the Corporation shall execute to the Corporation a bond in such sum, and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his/her duties to the Corporation, including responsibility for negligence for the accounting for all property, funds or securities of the Corporation which may come into his/her hands.

SECTION 12. Shares of Stock of Other Corporations. Whenever the Corporation is the holder of shares of stock of any other corporation, any right of power of the Corporation as such shareholder (including the attendance, acting and voting at shareholders' meetings and execution of waivers, consents, proxies or other instruments) may be exercised on behalf of the Corporation by the President, any Vice President or such other person as the Board of directors may authorize.

                             ARTICLE V
                             INDEMNITY

The Corporation shall indemnify its directors, officers and employees as follows:

Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Corporation shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable law.

The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article.

                            ARTICLE VI
              CONTRACTS, LOANS, CHECKS AND DEPOSITS

SECTION 1. Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

SECTION 2. Loans. No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

SECTION 3. Checks, Drafts, etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation, shall be signed by such officer or officers, agent or agents of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

SECTION 4. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select.

                          ARTICLE VII
                        SHARES OF STOCK

SECTION 1. Certificates for Shares. Certificates representing shares of the Corporation shall be in such a form as shall be determined by the Board of Directors. Such certificates shall be signed by the President and by the Secretary or by such other officers authorized by law and by the Board of Directors to do so, and sealed with the corporate seal. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Corporation. All certificates surrendered to the Corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in the case of a lost, destroyed or mutilated certificate, a new one may be issued therefor upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

SECTION 2. Transfer of Shares. Transfer of shares of the Corporation shall be made only on the stock transfer books of the Corporation by the holder of record thereof or by his/her legal representative, who shall furnish proper evidence of authority to transfer, or by his/her attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes. Provided, however, that upon any action undertaken by the shareholders to elect S Corporation status pursuant to Section 1362 of the Internal Revenue Code and upon any shareholders' agreement thereto restricting the transfer of said shares so as to disqualify said S Corporation status, said restriction on transfer shall be made a part of the Bylaws so long as said agreement is in force and effect.

                          ARTICLE VIII
                          FISCAL YEAR

The fiscal year of the Corporation shall begin on the first day of January and end on the thirty first day of December of each year.

                            ARTICLE IX
                             DIVIDENDS

The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and its Articles of Incorporation.

                             ARTICLE X
                           CORPORATE SEAL

The Board of Directors shall provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the Corporation and the state of incorporation and the words
"Corporate Seal".

                             ARTICLE XI
                          WAIVER OF NOTICE

Unless otherwise provided by law, whenever any notice is required to be given to any shareholder or director of the Corporation under the provisions of these Bylaws or under the provisions of the Articles of Incorporation or under the provisions of the applicable Business Corporation Act, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

                              ARTICLE XII
                              AMENDMENTS

These Bylaws may be altered, amended or repealed and new Bylaws may be adopted by the Board of Directors at any regular or special meeting of the Board of Directors.

The above Bylaws are certified to have been adopted by the Board of Directors of the Corporation on the 10th day of February, 1998.


/s/  Anthony Lagomarsino
Secretary

                                 EX-4
                FORM OF SUBSCRIPTION AGREEMENT

                         EVERLERT, INC.

1.  INVESTMENT:

(a)  The undersigned subscribes for ______ shares of Common
Stock of Everlert, Inc. at ________ per share (with warrants
attached hereto as follows:                                          ).

(b) Total subscription price (________ times per number of shares): = $__________.

Signatures: Executed this ____ day of ____________, 1998 at
__________, _____.


X____________________________
X______________________________
Signature (investor or authorized signature)    Signature
(investor or authorized signature)

2.  INVESTOR INFORMATION
_____________________  _______________
_____________________________
Name (type or print)     Social Sec. No.
Address

_____________________  _______________
_____________________________
Name (type or print)     Social Sec. No.
Address

Mailing Address (if different from above):  ________________
__________ _________
Street              City
State     Zip

Business Phone: (    ) ________________  Home Phone: (    )
__________________

3.  TYPE OF OWNERSHIP:     (You must check one box)

1.  [ ] Individual         6.  [ ] Joint Tenants with rights of Survivorship
2.  [ ] Tenants in Common  7.  [ ] Custodian for _____________________
3.  [ ] Community Property 8.  [ ] Uniform Gifts to Minors Act
                                   of the State of _______
4.  [ ] Partnership        9.  [ ] Corporation
5.  [ ] Trust             10. [ ] Other (explain)

4.  RECEIPT OF DISCLOSURE DOCUMENT:

By executing this subscription agreement, the undersigned acknowledges receipt of current Disclosure Document, as supplemented to the date of this Subscription Agreement, in which terms and conditions of the offering of Common Stock and the risks associated therewith are described.

5.  TERMINATION OF THE OFFERING:

The undersigned understands that the Company may terminate the offering at any time and for any reason. If the offering is so terminated, and the Company, and/or the Escrow Agent, is holding subscriptions that have not been accepted by an authorized representative of the Company, together with the un-accepted subscription agreements, then in that event the subscriptions so held will be returned with any interest earned hereon.

6.  REPRESENTATION AND WARRANTS:

By executing this subscription agreement, the undersigned represents and warrants to the Company that:

(a) Subscriber is buying the Common Stock for Subscribers own subscription account or is buying for the account or benefit of a member or members of Subscriber's immediate family or in a fiduciary capacity for the account of another person or entity and is not purchasing as an agent for another. Furthermore, if Subscriber is purchasing for the account of another person or entity, Subscriber has full authority to execute this Subscription Agreement in such capacity and on behalf of such person or entity.

(b) Subscriber is 18 years of age or over (you must check box) [ ] Yes [ ] No

(c) Subscriber has received, read and understands the Disclosure Document dated: _________________.

(d) Subscriber can afford the entire loss of the purchase price hereto should there be such a loss.

7.  ACCEPTANCE OF SUBSCRIPTION

The Undersigned hereby confirms Subscriber's understanding that the Company has the full right to accept or reject this subscription, providing that the Company must accept or reject the subscription within thirty (30) days after it is received by the Company. In case of rejection of a subscription, contributions of such persons will promptly be returned to such persons without interest thereon.

Please make a copy of your completed Subscription Agreement for yourself after signing.

MAKE CHECK PAYABLE TO:

Everlert, Inc.

SEND SUBSCRIPTION AGREEMENT AND CHECK TO:

Everlert, Inc.
3110 S. Valley View,  Suite 201-K,
Las Vegas, NV 89102

Accepted for the Company this _____ day of _____, 1998


By_____________________ Title________________________

                         EX-10.1
               CONVERTIBLE PROMISSORY NOTE

                       EVERLERT, INC.

Amount: $169,599.60                                    Date: 3/22/99

Everlert, Inc., a Nevada corporation ("Maker"), promises to pay to the order of James T. Marsh ("Holder") located at 22112 Sabroso, Mission Viejo, California 92691 or such other place as may be designated in writing by holder or its assigns , the principal sum of $169,599.60, with interest thereon from this date, until fully paid, at the rate of ten percent (10%) per annum (Maker and Holder may be independently referred to hereinafter as "Party" or collectively referred hereinafter as the "Parties"). Such principal and interest shall be due and payable at the designated address of Holder one (1) year from the date of this Promissory Note (the "Note").

Terms and Conditions

1. Note is due and payable twelve (12) months from the date unless converted to Common Stock in Everlert, Inc.

2. Interest often percent (10%) per year, paid in arrears.

Conversion Provisions

1. Holder may convert at any time during the term of the Note for Everlert, Inc. Common Stock at $1.00 per Share.

2. Conversion may be made by Holder for Note amount due plus accrued interest, or any part thereof.

3. All shares converted by Holder will be registered as free trading on a best efforts basis at the time of the next registration after the initial public offering.

4. Cash payments, plus interest win not be made to Holder prior to twelve (12) months, even if the early conversion is exercised by Maker,

This Note has been executed and delivered in the State of Nevada and shall be governed and construed in accordance with the laws of the State of Nevada.

EVERLERT, INC.:                     HOLDER:


By: /s/  James J. Weber             /s/  James T. Marsh
James J. Weber, President

                          EX-10.2
           CONVERTIBLE PROMISSORY NOTE

                     EVERLERT, INC.

Amount: $173,669.56                                   Date: 3/22/99

Everlert, Inc., a Nevada corporation ("Maker"), promises to pay to the order of Wyvern Technologies, Inc. ("Holder") located at 1201 East Warner Avenue, Santa Ana, California 92705 or such other place as may be designated in writing by holder or its assigns , the principal sum of $173,669.56, with interest thereon from this date, until fully paid, at the rate of ten percent (10%) per annum (Maker and Holder may be independently referred to hereinafter as "Party" or collectively referred hereinafter as the "Parties"). Such principal and interest shall be due and payable at the designated address of Holder one (1) year from the date of this Promissory Note (the "Note").

Terms and Conditions

1. Note is due and payable twelve (12) months from the date unless converted to Common Stock in Everlert, Inc.

2. Interest often percent (10%) per year, paid in arrears.

Conversion Provisions

1. Holder may convert at any time during the term of the Note for Everlert, Inc. Common Stock at $1.00 per Share.

2. Conversion may be made by Holder for Note amount due plus accrued interest, or any part thereof.

3. All shares converted by Holder will be registered as free trading on a best efforts basis at the time of the next registration after the initial public offering.

4. Cash payments, plus interest win not be made to Holder prior to twelve (12) months, even if the early conversion is exercised by Maker,

This Note has been executed and delivered in the State of Nevada and shall be governed and construed in accordance with the laws of the State of Nevada.

EVERLERT, INC.:                      WYVERN TECHNOLOGIES, INC.:


By: /s/  James J. Weber              By: /s/  James J. Weber
James J. Weber, President            James J. Weber, President

                           EX-10.3
             TECHNOLOGY TRANSFER AGREEMENT

This Technology Transfer Agreement (the "Agreement") is made and entered into this 1st day of April, 1999, by and between Safe at Home Products, Inc., a California corporation ("Transferor") and
NuCo, Inc., a Nevada corporation ("Transferee").

                              Recitals

A. Transferor is the owner of certain technologies, used to manufacture the Voce Record Smoke Detector and the Heat Sensor Christmas Tree Ornament (the "Technologies").

B. Transferee desires to acquire from Transferor such technologies, and Transferor desires to transfer and convey the same to Transferee, in accordance with the terms and conditions of this Agreement.

C. Contemporaneously with the closing (as hereinafter defined), Transferee and Transferor will enter into an agreement not-to-compete (the form of which is attached hereto as Exhibit A).

NOW, THEREFORE, in consideration of the mutual representations, warranties and covenants contained herein, and on the terms and subject to the conditions herein set forth, the parties hereby agree as follows:

                            ARTICLE I
                           Definitions

As used in this Agreement, the following terms shall have the meanings set forth below:

1.1 Closing. "Closing" shall mean the closing of the transaction contemplated by this Agreement, which shall occur at 9:00 a.m., Pacific Standard Time, on the Closing Date in the offices of Transferee, or such other time and place as shall be mutually agreed in writing by the parties hereto.

1.2 Closing Date. "Closing Date" shall mean April 1, 1999, unless otherwise mutually agreed in writing by the parties hereto.

1.3  Technologies.  "Technologies" shall mean the following:

1.3(a) All rights and interests in the procedures, written technical data, computer software and related documentation, patents, copyrights, formulas, methods, practices, statistics, trade secrets, trademarks, trade names and service marks concerning the Heat Sensor Christmas Tree Ornament.

1.3(b) All rights and interest in the procedures, written technical data, computer software and related documentation, patents, copyrights, formulas methods, practices, statistics, trade secrets, trademarks, trade names, and service marks concerning the Voice Record Smoke detector, except the patents, copyrights, trade secrets, trade names and service marks concerning the voice recording unit within the Voice Record Smoke Detector, which Transferee shall only obtain the rights and interest in relation to the Voice Record Smoke Detector, and Transferor shall retain the rights and interest to for all other applications.

                            ARTICLE II
               Assignment, Transfer and Royalties

2.1 Assignment and Transfer of Technologies. Subject to and upon the terms and conditions contained herein, at the Closing, Transferor shall transfer, assign, convey, and deliver to Transferee, free and clear of all liens, claims and encumbrances, and Transferee shall accept and acquire from Transferor the Technologies.

2.2 Purchase Price. The total purchase price for the Technologies shall be TWELVE MILLION (12,000,000) common shares of NucCo, Inc., which shall be valued by the parties at a price of FIFTY CENTS ($0.50) per share, and shall be fully paid and non-assessable upon issuance. The certificate evidencing said shares of common stock of NuCo, Inc. shall be substantially in the form of Exhibit B attached hereto. The shares issued to Transferor shall represent on hundred percent (100%) of the issued and outstanding stock NuCo, Inc.

2.3 Instruments of Transfer; Further Assurances.

(a) At the Closing, Transferor shall deliver to Transferee:

(i) As assignment of each Technology, in form and substance satisfactory to Transferee;

(ii) An agreement not-to-compete, substantially in the form of Exhibit A attached hereto; and

(iii) Such other instrument or instruments of transfer as shall be necessary or appropriate, as Transferee shall reasonably request, to vest in Transferee good and marketable title to the Technologies.

(b) At the Closing, Transferee shall deliver to Transferor:

(i) a fully executed certificate evidencing the issuance of 12,000,000 common shares of NuCo, Inc., to Transferor; and

(ii) Such other instrument or instruments as shall be necessary or appropriate, as Transferor shall reasonably request.

                           ARTICLE III
         Representations and Warranties of Transferee

Transferee represents and warrants that the following are true and correct as of this date and will be true and correct through the Closing Date as if made on that date:

3.1 Organization and Good Standing. Transferee is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, with all the requisite power and authority to carry on the business in which it is engaged, to own the properties it owns and to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

3.2 Authorization and Validity. The execution, delivery and performance by Transferee of this Agreement and the other agreements contemplated hereby, and the consummation of the transactions contemplated hereby, have been duly authorized by Transferee. This Agreement and each other agreement contemplated hereby have been or will be prior to Closing duly executed and delivered by Transferee and constitute or will constitute legal, valid and binding obligations of Transferee, enforceable against Transferee in accordance with their respective terms.

3.3 No Violation. Neither the execution and performance of this Agreement or the other agreements contemplated hereby, nor the consummation of the transactions contemplated hereby or thereby, will (a) conflict with, or result in a breach of the terms, conditions and provisions of, or constitute a default under, the Articles of Incorporation or Bylaws of Transferee or any agreement, indenture or other instrument under which Transferee is bound, or (b) violate or conflict with any judgment, decree, order, statute, rule or regulation of any court or any public, governmental or regulatory agency or body having jurisdiction over Transferee or the properties or assets of Transferee.

3.4 Consents. No authorization, consent, approval, permit or license of, or filing with, any governmental or public body or authority, any lender or lessor or any other person or entity is required to authorize, or is required in connection with, the execution, delivery and performance of this Agreement or the agreements contemplated hereby on the part of Transferee.

                            ARTICLE IV
         Representations and Warranties of Transferor

Transferor represents and warrants that the following are true and correct as of this date and will be true and correct through the Closing Date as if made on that date:

4.1 Organization and Good Standing. Transferor is a corporation duly organized, validly existing and in good standing under the laws of the State of California, with all the requisite power and authority to carry on the business in which it is engaged, to own the properties it owns and to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

4.2 Authorization and Validity. The execution, delivery and performance by Transferor of this Agreement and the other agreements contemplated hereby, and the consummation of the transactions contemplated hereby, have been duly authorized by Transferor. This Agreement and each other agreement contemplated hereby have been or will be prior to Closing duly executed and delivered by Transferor and constitute or will constitute legal, valid and binding obligations of Transferor, enforceable against Transferor in accordance with their respective terms.

4.3 Title. Transferor has good and marketable title to the Technologies which are the subject of this Agreement. Upon consummation of the transactions contemplated hereby, Transferee shall receive good, valid and marketable title to all the Technologies free and clear of all liens, claims, and encumbrances.

4.4. Commitments. Transferor has not entered into, nor are the Technologies or the business of Transferor bound by, whether or not in writing, any (i) partnership or joint venture agreement;
(ii) deed of trust or other security agreement; (iii) guaranty or suretyship, indemnification or contribution agreement or performance bond; (iv) employment, consulting or compensation agreement or arrangement, including the election or retention in office of any director or officer; (v) labor or collective bargaining agreement; (vi) debt instrument, loan agreement or other obligation relating to indebtedness for borrowed money or money lent to another; (vii) deed or other document evidencing an interest in or contract to purchase or sell real property; (viii) agreement with dealers or sales or commission agents, public relations or advertising agencies, accountants or attorneys; (ix) lease or real or personal property, whether as lessor, lessee, sublessor, or sublessee; (x) agreement relating to any material matter or transaction in which an interest is held by a person or entity which is an affiliate of Transferor; (xi) powers of attorney; or (xii) contracts containing noncompetition covenants.

4.5 Adverse Agreements. Transferor is not a party to any agreement or instrument or subject to any charter or other corporate restriction or any judgment, order, writ, injunction, decree, rule or regulation which materially and adversely affects or, so far as Transferor can now foresee, may in the future materially and adversely affect the business operations, prospects, properties, assets or condition, financial or otherwise, of Transferor.

4.6 No Violation. Neither the execution and performance of this Agreement or the other agreements contemplated hereby, nor the consummation of the transactions contemplated hereby or thereby, will (a) conflict with, or result in a breach of the terms, conditions and provisions of, or constitute a default under, the Articles of Incorporation or Bylaws of Transferor or any agreement, indenture or other instrument under which Transferor is bound, or (b) violate or conflict with any judgment, decree, order, statute, rule or regulation or any court or any public, governmental or regulatory agency or body having jurisdiction over Transferor or the properties or assets of Transferor.

4.7 Consents. No authorization, consent, approval, permit or license of, or filing with any governmental or public body or authority, any lender or lessor or any other person or entity is required to authorize, or is required in connection with, the execution, delivery and performance of this Agreement or the agreements contemplated hereby on the part of Transferor.

4.8 Compliance with Laws. There are no existing violations by Transferor of any applicable federal, state or local law or regulation, except to the extent that any such violations would not have a material adverse effect on the property of business of Transferor.

4.9 Accuracy of Information Furnished. All information furnished to Transferee by Transferor is true, correct and complete in all material respects. Such information states all material facts required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements are made, true, correct and complete.

4.10 Proceedings. No action, proceeding or order by any court or governmental body or agency shall have been threatened in writing, asserted, instituted or entered to restrain or prohibit the carrying out of the transactions contemplated by this Agreement.

                             ARTICLE V
                          Indemnification

5.1 Transferor's Indemnity. Subject to the terms of this Section, Transferor hereby agrees to indemnify, defend and hold harmless Transferee and its officers, directors, agents, attorneys, accountants and affiliates from and against any and all losses, claims, obligations, demands, assessments, penalties, liabilities, costs, damages, reasonable attorneys' fees and expenses ("Damages") asserted against or incurred by Transferee by reason of or resulting from a breach by Transferor of any representation, warranty or covenant contained herein, or in any agreement executed pursuant thereto.

5.2 Transferee's Indemnity. Subject to the terms of this Section, Transferee hereby agrees to indemnify, defend and hold harmless Transferor and its officers, directors, agents, attorneys, accountants and affiliates from and against any and all losses, claims obligations, demands assessments, penalties, liabilities, costs, damages, reasonable attorneys' fees and expenses ("Damages") asserted against or incurred by Transferor by reason of or resulting from a breach by Transferee of any representation, warranty or covenant contained herein, or in any agreement executed pursuant thereto.

5.3 Remedies Not Exclusive. The remedies provided for in this Section shall not be exclusive of any other rights or remedies available by one party against the other, either at law or in equity.

                          ARTICLE VI
                          Termination

6.1 Termination for Cause. This Agreement may be terminated prior to Closing upon notice to the other party at any time by a party if any representation or warranty of the other party contained in this Agreement or in any certificate or other document executed and delivered by one party to the other is or becomes untrue or breached in any material respect or if one party fails to comply in any material respect with any covenant or agreement contained herein, and any such misrepresentation, breach or noncompliance is not cured, waived, or eliminated before Closing.

6.2 Termination Without Cause. Anything herein or elsewhere to the contrary notwithstanding, this Agreement may by terminated and abandoned at any time without further obligation or liability on the part of any party in favor of any other by mutual consent of Transferee and Transferor.

                         ARTICLE VII
                 Miscellaneous Provisions

7.1 Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified or supplemented only by a written agreement signed by Transferee and Transferor.

7.2 Waiver of Compliance; Consents.

7.2.1 Any failure of any party to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the performance of such obligation, covenant or agreement or who has the benefit of such condition, but such waiver or failure to insist upon strict compliance with such obligation, covenant, or agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

7.2.2 Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent will be given in a manner consistent with the requirements for a waiver of compliance as set forth above.

7.3 Notices. All Notices, requests, demands and other communications required or permitted hereunder will be in writing and will be deemed to have been duly given when delivered by (i) hand; (ii) reliable overnight delivery service; or (iii) facsimile transmission.

If to Transferee, to: 1201 E. Warner Avenue, Santa Ana,
California 92705

If to Transferor, to:  1201 E. Warner Avenue, Santa Ana,
California 92705

7.4 Titles and Captions All section titles or captions contained in this Agreement are for convenience only and shall not be deemed part of the context nor effect the interpretation of this Agreement.

7.5 Entire Agreement. This Agreement contains the entire understanding between and among the parties and supersedes any prior understandings and agreements among them respecting the subject matter of this Agreement.

7.6 Agreement Binding. This Agreement shall be binding upon the heirs, executors, administrators, successors and assigns of the parties hereto.

7.7 Attorneys' Fees. In the event an arbitration, suit or action is brought by any party under this Agreement to enforce any of its terms, or in any appeal therefrom, it is agreed that the prevailing party shall be entitled to reasonable attorneys fees to be fixed by the arbitrator, trial court, and/or appellate court.

7.8 Computation of Time. In computing any period of time pursuant to this Agreement, the day of the act, event or default from which the designated period of time begins to run shall be included, unless it is a Saturday, Sunday or a legal holiday, in which event the period shall begin to run on the next day that is not a Saturday, Sunday or legal holiday.

7.9 Pronouns and Plurals. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

7.10 Governing Law. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO SHALL BE GOVERNED, CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEVADA. THE PARTIES AGREE THAT ANY LITIGATION RELATING DIRECTLY OR INDIRECTLY TO THIS AGREEMENT MUST BE BROUGHT BEFORE AND DETERMINED BY A COURT OF COMPETENT JURISDICTION WITHIN THE STATE OF NEVADA.

7.11 Arbitration. If at any time during the term of this Agreement any dispute, difference, or disagreement shall arise upon or in respect of this Agreement, and the meaning and construction hereof, every such dispute, difference, and disagreement shall be referred to a single arbiter agreed upon by the parties, or if no single arbiter can be agreed upon, an arbiter or arbiters shall be selected in accordance with the rules of the American Arbitration Association and such dispute, difference or disagreement shall be settled by arbitration in accordance with the ten prevailing commercial rules of the American Arbitration Association and judgment upon the award rendered by the arbiter may be entered in any court having jurisdiction thereof.

7.12 Presumption. This Agreement or any Section thereof shall not be construed against any party due to the fact that said
Agreement or any section thereof was drafted by said party.

7.13 Further Action. The parties hereto shall executed and deliver all documents, provide all information and take or forbear from all such action as may be necessary or appropriate to achieve the purposes of the Agreement.

7.14 Parties in Interest. Nothing herein shall be construed to be to the benefit of any third party, nor is it intended that any provision shall be for the benefit of any third party.

7.15 Savings Clause. If any provision of this Agreement, or the application of such provision to any person or circumstance, shall be held invalid, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid, shall not be affected hereby.

7.16 Confidentiality. The parties shall keep this Agreement and its terms confidential, but any party may make such disclosures as it reasonably considers are required by law or necessary to obtain financing, In the event that the transactions contemplated by this Agreement are not consummated for any reason whatsoever, the parties hereto agree not to disclose or use any confidential information they may have concerning the affairs of other parties, except for information which is required by law to be disclosed. Confidential information includes, but is not limited to, financial records, surveys, reports, plans, proposals, financial information, information relating to personnel contracts, stock ownership, liabilities and litigation.

7.17 Costs, Expenses and Legal Fees Whether or not the transactions contemplated hereby are consummated, each party hereto shall bear its own costs and expenses, including attorneys' fees.

7.18 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effecting during the term hereof, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision never comprised a part hereof; and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid and unenforceable provision, there shall be added automatically as part of this Agreement a provision as similar in nature in its terms of such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

7.19 Counterparts and Facsimile Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. For purposes of this Agreement, facsimile signatures shall be treated as originals until such time that applicable pages bearing non-facsimile signatures are obtained from the relevant party or parties.

7.20 Contributing Nature. All representations and warranties contained in this Agreement shall survive the Closing for a period of two (2) years and, if applicable, all covenants, which, according to their terms are to be performed after the execution of this Agreement, shall survive the Closing for a period of two
(2) years.

IN WITNESS WHEREOF, the parties hereto have set their hands this 1st day of April, 1999.

NuCo, Inc., a Nevada Corporation       Safe at Home Products, Inc., a
(Transferee)                           California Corporation (Transferor)


By: /s/  James Weber                   By: /s/  James Weber
James Weber, President                 James Weber, President

                         EXHIBIT A

               NON-COMPETITION AGREEMENT

This Non-competition Agreement (the "Agreement") is made as of the 1st day of April,1999, by and between NuCo, Inc., a Nevada corporation ("Transferee") and Safe at Home Products, Inc., a California corporation ("Transferor").

                            Recitals

A.  Transferor and Transferor have entered into a Technology
Transfer Agreement dated April 1, 1999 (the "Transfer Agreement") under the terms of which Transferor has agreed to assign and transfer certain technologies to Transferee, all as more fully set forth described in the Transfer Agreement.

B. Transferor's delivery to Transferee of this Agreement is a condition to Transferee consummating the transactions contemplated by the Transfer Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements contained herein and in the Transfer Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby covenant and agree as follows:

1.  Non-competition.

1.1 Transferor covenants and agrees that for a period of five (5) years from the date hereof, Transferor will not engage in or carry on, directly or indirectly, any business in competitions with the business of Transferee relating to the technologies that are the subject of the Transfer Agreement buy only for as long as such like business is carried on by (1) Transferee or any subsidiary or affiliate of Transferee or (ii) any person or entity deriving title from Transferee of the technologies, in any county in which Transferee or any of its subsidiaries or affiliates conduct business, or in any other county or state of the United States, or in any country or political subdivision of the world.

1.2 The term of the covenants contained in Section 1.1 hereof shall be tolled for the period commencing on the date any successful action is filed for injunctive relief or damages arising out of a breach by Transferor of Section 1.1 hereof and ending upon final adjudication (including appeals) of such action.

1.3 If, in any judicial proceeding, the court shall refuse to enforce all of the covenants contained in Section 1.1 hereof because the time limit is excessive, it is expressly understood and agreed between the parties hereto that for purposes of such proceeding such time limitation shall be deemed reduced to the extent necessary to permit enforcement of such covenants. If, in any judicial proceeding, the court shall refuse to enforce all of the covenants contained in Section 1.1 hereof because it is more extensive than necessary to protect the business and goodwill of Transferee, it is expressly understood and agreed between the parties hereto that for purposes of such proceeding the geographic area, scope of business or other aspect shall be deemed reduced to the extent necessary to permit enforcement of such covenants.

1.4 Transferor covenants and represents that, after the Closing (as defined in the Transfer Agreement), Transferor will have no interest in, or claim to, any of the procedures, written technical data, computer software and related documentation, patents, copyrights, formulas, methods, practices, statistics, trade secrets, trademarks, trade names, or service marks relating to the technologies that are the subject of the Transfer Agreement, and all knowledge or information of a confidential nature acquired at or before the date hereof with respect to said technologies will be held in confidence by Transferor and will not be disclosed or made public or, except for the benefit of Transferee, and use of, by or through Transferor, directly or indirectly.

2.  Governing Law.  THIS AGREEMENT AND THE RIGHTS AND
OBLIGATIONS OF THE PARTIES HERETO SHALL BE GOVERNED, CONSTRUED
AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEVADA.
THE PARTIES AGREE THAT ANY LITIGATION RELATING DIRECTLY OR
INDIRECTLY TO THIS AGREEMENT MUST BE BROUGHT BEFORE AND
DETERMINED BY A COURT OF COMPETING JURISDICTION WITH THE STATE OF
NEVADA.

3. Entire Agreement. This Agreement contains the entire understanding between and among the parties and supersedes any prior understandings and agreements among them respecting the subject matter of the Agreement.

4. Agreement Binding. This Agreement shall be binding upon the heirs, executors, administrators, successors and assigns of the parties hereto.

5. Severability. In any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effecting during the term hereof, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision never comprised a part hereof; and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid and unenforceable provision, there shall be added automatically as part of this Agreement a provision as similar in nature in its terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

IN WITNESS WHEREOF, the parties hereto have set their hands this 1st day of April, 1999.

NuCo, Inc., a Nevada Corporation      Safe at Home Products, Inc., a
(Transferee)                          California Corporation (Transferor)


By: /s/  James Weber                  By: /s/  James Weber
James Weber, President                James Weber, President

                             EX-10.4
                          CLASS A NOTE


For value received, Rich Bourg Financial, Ltd. (the
"Debtor") promises to pay to Everlert, Inc., a Nevada corporation
(the "Holder") or order, the principal sum of TWO HUNDRED TWENTY
FIVE THOUSAND DOLLARS ($225,000.00). The outstanding principal hereunder shall be due and payable as follows:

(A) On or before the date three (3) months from the date of this Note, the entire principal sum of TWO HUNDRED TWENTY FIVE
THOUSAND DOLLARS ($225,000.00), shall be due and payable.

This Note is issued pursuant to an exercise of one hundred fifty thousand (150,000) Class A Warrants for Common Stock of the Holder, held by the Debtor. Reference is made to the Uniform Commercial Code, as adopted by the State of Nevada, for a full statement of the rights and obligations of the parties, including, without limitation, the parties' rights and duties with respect to the Debtor's failure to pay amounts under the Note when due.

Payment of this Note shall be made in lawful tender of the United States. The Debtor may at any time prepay without penalty all or any portion of the principal or interest owing hereunder.

The Holder of this Note shall have full recourse against the make, and shall not be required to proceed against the collateral securing this Note in the event of default.

If action is instituted to collect this Note, the Debtor will pay all costs and expenses, including reasonable attorney's fees, incurred in connection with such action. The Debtor hereby waives notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor and all other notices or demands relative to this instrument. No delay on the part of the Holder in exercising any right hereunder shall operate as a waiver of such right or any other right.

The holding of any provision of this Note to be invalid or unenforceable by a court of competent jurisdiction shall not affect any other provisions and the other provisions of this Note shall remain in full force and effect.

The Debtor's obligations under this Note may not be transferred or assigned to another party without the prior written consent of the Holder hereof. All rights and obligations of the Debtor and the Holder shall be binding upon and benefit the successors, assigns, heirs and administrators of such parties.

This Note shall be construed in accordance with the laws of the State of Florida, without regard to the conflicts of law provisions of any state of the United States.

IN WITNESS WHEREOF, the Debtor has caused this Note to be issued as of April 5, 1999.

RICH BOURG FINANCIAL, LTD.


By: /s/  Terry G. Marsh
Terry G. Marsh, President

                           EX-10.5
                        CLASS A NOTE


For value received, Noved Holdings, Inc. (the "Debtor") promises to pay to Everlert, Inc., a Nevada corporation (the
"Holder") or order, the principal sum of TWO HUNDRED TWENTY FIVE
THOUSAND DOLLARS ($225,000.00). The outstanding principal hereunder shall be due and payable as follows:

(A) On or before the date three (3) months from the date of this Note, the entire principal sum of TWO HUNDRED TWENTY FIVE
THOUSAND DOLLARS ($225,000.00), shall be due and payable.

This Note is issued pursuant to an exercise of one hundred fifty thousand (150,000) Class A Warrants for Common Stock of the Holder, held by the Debtor. Reference is made to the Uniform Commercial Code, as adopted by the State of Nevada, for a full statement of the rights and obligations of the parties, including, without limitation, the parties' rights and duties with respect to the Debtor's failure to pay amounts under the Note when due.

Payment of this Note shall be made in lawful tender of the United States. The Debtor may at any time prepay without penalty all or any portion of the principal or interest owing hereunder.

The Holder of this Note shall have full recourse against the make, and shall not be required to proceed against the collateral securing this Note in the event of default.

If action is instituted to collect this Note, the Debtor will pay all costs and expenses, including reasonable attorney's fees, incurred in connection with such action. The Debtor hereby waives notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor and all other notices or demands relative to this instrument. No delay on the part of the Holder in exercising any right hereunder shall operate as a waiver of such right or any other right.

The holding of any provision of this Note to be invalid or unenforceable by a court of competent jurisdiction shall not affect any other provisions and the other provisions of this Note shall remain in full force and effect.

The Debtor's obligations under this Note may not be transferred or assigned to another party without the prior written consent of the Holder hereof. All rights and obligations of the Debtor and the Holder shall be binding upon and benefit the successors, assigns, heirs and administrators of such parties.

This Note shall be construed in accordance with the laws of the State of Florida, without regard to the conflicts of law provisions of any state of the United States.

IN WITNESS WHEREOF, the Debtor has caused this Note to be issued as of April 5, 1999.

NOVED HOLDINGS, INC.


By: /s/  Dan Starczewski
Dan Starczewski, President

                            EX-10.6
                         CLASS B NOTE


For value received, Rich Bourg Financial, Ltd. (the
"Debtor") promises to pay to Everlert, Inc., a Nevada corporation
(the "Holder") or order, the principal sum of TWO HUNDRED SIXTY
TWO THOUSAND FIVE HUNDRED DOLLARS ($262,500.00). The outstanding principal hereunder shall be due and payable as follows:

(A) On or before the date three (3) months from the date of release to Debtor of one hundred fifty thousand (150,000) shares of common stock of Holder, issued pursuant to a like number of Class B Warrants and held in escrow in the trust account of Thomas C. Cook and Associates, Ltd., a Nevada professional law corporation, the entire principal sum of TWO HUNDRED SIXTY TWO THOUSAND FIVE HUNDRED DOLLARS ($262,500.00), shall be due and payable.

This Note is issued pursuant to an exercise of one hundred fifty thousand (150,000) Class B Warrants for Common Stock of the Holder, held by the Debtor. Reference is made to the Uniform Commercial Code, as adopted by the State of Nevada, for a full statement of the rights and obligations of the parties, including, without limitation, the parties' rights and duties with respect to the Debtor's failure to pay amounts under the Note when due.

Payment of this Note shall be made in lawful tender of the United States. The Debtor may at any time prepay without penalty all or any portion of the principal or interest owing hereunder.

The Holder of this Note shall have full recourse against the make, and shall not be required to proceed against the collateral securing this Note in the event of default.

If action is instituted to collect this Note, the Debtor will pay all costs and expenses, including reasonable attorney's fees, incurred in connection with such action. The Debtor hereby waives notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor and all other notices or demands relative to this instrument. No delay on the part of the Holder in exercising any right hereunder shall operate as a waiver of such right or any other right.

The holding of any provision of this Note to be invalid or unenforceable by a court of competent jurisdiction shall not affect any other provisions and the other provisions of this Note shall remain in full force and effect.

The Debtor's obligations under this Note may not be transferred or assigned to another party without the prior written consent of the Holder hereof. All rights and obligations of the Debtor and the Holder shall be binding upon and benefit the successors, assigns, heirs and administrators of such parties.

This Note shall be construed in accordance with the laws of the State of Florida, without regard to the conflicts of law provisions of any state of the United States.

IN WITNESS WHEREOF, the Debtor has caused this Note to be issued as of April 5, 1999.

RICH BOURG FINANCIAL, LTD.


By: /s/  Terry G. Marsh
Terry G. Marsh

                              EX-10.7
                            CLASS B NOTE


For value received, Noved Holdings, Inc. (the "Debtor") promises to pay to Everlert, Inc., a Nevada corporation (the "Holder") or order, the principal sum of TWO HUNDRED SIXTY TWO THOUSAND FIVE HUNDRED DOLLARS ($262,500.00). The outstanding principal hereunder shall be due and payable as follows:

(A) On or before the date three (3) months from the date of release to Debtor of one hundred fifty thousand (150,000) shares of common stock of Holder, issued pursuant to a like number of Class B Warrants and held in escrow in the trust account of Thomas C. Cook and Associates, Ltd., a Nevada professional law corporation, the entire principal sum of TWO HUNDRED SIXTY TWO THOUSAND FIVE HUNDRED DOLLARS ($262,500.00), shall be due and payable.

This Note is issued pursuant to an exercise of one hundred fifty thousand (150,000) Class B Warrants for Common Stock of the Holder, held by the Debtor. Reference is made to the Uniform Commercial Code, as adopted by the State of Nevada, for a full statement of the rights and obligations of the parties, including, without limitation, the parties' rights and duties with respect to the Debtor's failure to pay amounts under the Note when due.

Payment of this Note shall be made in lawful tender of the United States. The Debtor may at any time prepay without penalty all or any portion of the principal or interest owing hereunder.

The Holder of this Note shall have full recourse against the make, and shall not be required to proceed against the collateral securing this Note in the event of default.

If action is instituted to collect this Note, the Debtor will pay all costs and expenses, including reasonable attorney's fees, incurred in connection with such action. The Debtor hereby waives notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor and all other notices or demands relative to this instrument. No delay on the part of the Holder in exercising any right hereunder shall operate as a waiver of such right or any other right.

The holding of any provision of this Note to be invalid or unenforceable by a court of competent jurisdiction shall not affect any other provisions and the other provisions of this Note shall remain in full force and effect.

The Debtor's obligations under this Note may not be transferred or assigned to another party without the prior written consent of the Holder hereof. All rights and obligations of the Debtor and the Holder shall be binding upon and benefit the successors, assigns, heirs and administrators of such parties.

This Note shall be construed in accordance with the laws of the State of Florida, without regard to the conflicts of law provisions of any state of the United States.

IN WITNESS WHEREOF, the Debtor has caused this Note to be issued as of April 5, 1999.

NOVED HOLDINGS, INC.


By: /s/  Dan Starczewski
Dan Starczewski, President

                             EX-10.8
                  CONVERTIBLE PROMISSORY NOTE

                          EVERLERT, INC.

Amount: $68,260.00                                      Date: 7/14/00

Everlert, Inc., a Nevada corporation ("Maker"), promises to pay to the order of Jerry G. Hilbert ("Holder") located at 1135 South Baker, Santa Ana, California 92707 or such other place as may be designated in writing by holder or its assigns , the principal sum of $68,260.00, with interest thereon from this date, until fully paid, at the rate of ten percent (10%) per annum (Maker and Holder may be independently referred to hereinafter as "Party" or collectively referred hereinafter as the "Parties"). Such principal and interest shall be due and payable at the designated address of Holder one (1) year from the date of this Promissory Note (the "Note").

Terms and Conditions

1. Note is due and payable twelve (12) months from the date unless converted to Common Stock in Everlert, Inc.

2. Interest often percent (10%) per year, paid in arrears.

Conversion Provisions

1. Holder may convert at any time during the term of the Note for Everlert, Inc. Common Stock at $1.00 per Share.

2. Conversion may be made by Holder for Note amount due plus accrued interest, or any part thereof.

3. All shares converted by Holder will be registered as free trading on a best efforts basis at the time of the next registration after the initial public offering.

4. Cash payments, plus interest win not be made to Holder prior to twelve (12) months, even if the early conversion is exercised by Maker.

This Note has been executed and delivered in the State of Nevada and shall be governed and construed in accordance with the laws of the State of Nevada.

EVERLERT, INC.:                              HOLDER:


By: /s/  James J. Weber                      /s/  Jerry G. Hilbert
James J. Weber, President

                            EX-16.1
       LETTER ON CHANGE IN CERTIFYING ACCOUNTANT


Barry L. Friedman
Certified Public Accountant
1582 Tulita Drive
Las Vegas, Nevada 89123
(702) 361-8414


January 11, 2001


U.S.Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Everlert, Inc.

Dear Sir/Madame:

I am addressing this letter in connection with the filing of a Form 10-SB which contains a disclosure reflecting my resignation as principal accountant for Everlert, Inc., a Nevada corporation, in compliance with Item 304(a)(3) of Regulation S-B. I agree with the statements made by the Registrant in response to Item 304(a)(1) of Regulation S-B as will be contained in this Form 10-SB.

Sincerely,


/s/  Barry L. Friedman
Barry L. Friedman, Certified Public Accountant